MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

CONTENTS

1	Third Quarter 2020 Highlights
2	Business Overview and Strategy
3	Business Developments
4	Outlook
5	Financial and Operating Highlights
6	Results of Operations
7	Exploration and Development
8	Market Overview
9	Financial Results
10	Liquidity and Capital Resources
11	Financial Instruments
12	Risks and Uncertainties
13	Non-GAAP Financial Measures
14	Critical Accounting Policies and Estimates
15	Internal Control over Financial Reporting and Disclosure Controls and Procedures
16	Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates

SSR Mining Inc.	MD&A Q3 2020 | 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

This Management's Discussion and Analysis ("MD&A") is intended to supplement the unaudited condensed consolidated interim financial statements of SSR Mining Inc. ("we", "us", "our", the "Company" or "SSR Mining") for the three and nine months ended September 30, 2020, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

All figures are expressed in U.S. dollars ("USD") except where otherwise indicated. This MD&A has been prepared as of November 11, 2020, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020.

Additional information, including our Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2019, is available on SEDAR at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov and on the ASX at www.asx.com.au.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in Section 16 herein. We use certain non-GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP Financial Measures" in Section 13 of this MD&A.

On September 16, 2020, we acquired all of the issued and outstanding shares of Alacer Gold Corp. (“Alacer”). We began consolidating the operating results, cash flows and net assets of Alacer from September 16, 2020, and the results in this MD&A reflect such consolidation. Please refer to the discussion under “Business Developments” in Section 3 for further details of this transaction.

SSR Mining Inc.	MD&A Q3 2020 | 3

1.THIRD QUARTER 2020 HIGHLIGHTS

▪Closed zero-premium merger with Alacer: Completed the transaction with Alacer to create a leading intermediate precious metals producer with robust margins, strong free cash flow generation and long mine lives led by a highly experienced leadership team with a track record of value creation.

▪Dividend policy announced: On November 12, 2020, the Board approved the initiation of a quarterly cash dividend of $0.05 per share beginning in the first quarter of 2021. In addition, the Board will periodically consider supplementing the quarterly dividend from trailing excess attributable free cash flow in the form of incremental dividends and/or share buyback programs.

▪On-track to meet full year 2020 updated production guidance: Year-to-date production of 491,821 gold equivalent ounces across the four operations.(1)

▪Updated full year 2020 outlook on completion of merger: Production of 680,000 to 760,000 gold equivalent ounces at AISC of $965 to $1,040 per gold equivalent ounce sold.(2)

▪Strong financial performance: Reported quarterly attributable net income of $26.8 million, or $0.19 per share and adjusted attributable net income of $67.8 million, or $0.49 per share.(2) At the beginning of the fourth quarter, all four mines were at steady-state operation.

▪Maintained strong balance sheet and liquidity: Consolidated cash(2) balance at quarter end increased to $772.8 million, further strengthening our balance sheet.

▪Çöpler contributes low-cost production: From the date of acquisition to quarter-end, produced 19,586 ounces of gold at AISC of $737 per ounce of gold sold.(2) Produced 76,666 ounces of gold during the full quarter. Pit cutback to provide access to higher grade ore expected in the fourth quarter of 2020.

▪Strong operational result at Marigold: Produced 49,137 ounces of gold at AISC of $1,243 per ounce of gold sold.(2) Stacked over 73,000 recoverable ounces of gold in the third quarter, setting the operation up for a strong finish to the year.

▪Safe ramp-up of operations at Seabee: Produced 20,249 ounces of gold at AISC of $988 per ounce of gold sold.(2) Mill throughput averaged 1,271 tonnes per day in September 2020, a monthly record.

▪Strong margins at Puna: Produced 1.3 million ounces of silver at AISC of $11.26 per ounce of silver sold.(2) Generated income from mine operations of $17.4 million in the third quarter.

▪Continued exploration success: Encouraging exploration results in the third quarter across our portfolio in Çöpler, Marigold and Seabee.

(1)Year-to-date production includes full year 2020 production from Çöpler. SSR Mining is not entitled to the economic benefits from Çöpler prior to acquisition.
(2)We report the non-GAAP financial measures of all-in sustaining costs ("AISC") per ounce of gold and silver sold, adjusted attributable net income, adjusted attributable net income per share and consolidated cash to manage and evaluate our operating performance. Note that we have made adjustments to the items which are included in the determination of adjusted attributable net income compared to prior periods. See “Non-GAAP Financial Measures” in Section 13.

SSR Mining Inc.	MD&A Q3 2020 | 4

2.BUSINESS OVERVIEW AND STRATEGY

Business Overview

SSR Mining is an intermediate gold mining company with four producing assets located in the USA, Turkey, Canada and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Canada, Mexico and Peru. SSR Mining's diversified asset portfolio is comprised of high-margin, long-life assets along several of the world's most prolific metal districts.

We have an experienced leadership team with a proven track record of delivery and value creation. Across the Company, we have expertise in project construction, mining (open pit and underground), and processing (pressure oxidation, heap leach and flotation), with a strong commitment to health, safety, community engagement and environmental management.

We have a strong balance sheet with $772.8 million in consolidated cash(1) as at September 30, 2020, to support our growth pipeline. We intend to leverage our strong balance sheet and proven track record of free cash flow generation to fund growth across the portfolio and facilitate superior returns to shareholders.

SSR Mining is listed under the ticker symbol SSRM on the NASDAQ Capital Markets and the Toronto Stock Exchange, and SSR on the Australian Securities Exchange.

Strategy

Our focus is on safe, profitable gold and silver production at our Çöpler Gold Mine, Marigold Mine, Seabee Gold Operation, and Puna Operations.

We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

Sustainability is of growing importance to all stakeholders, whether they are local communities, local and national governments, our shareholders or our employees. We are committed to honest and open disclosure and continuous improvement.

Our four producing assets are described below:

Çöpler Gold Mine, Turkey

The Çöpler Gold Mine ("Çöpler") is an open pit gold mine located along the Tethyan belt in east-central Turkey in the Erzincan Province, approximately 1,100 kilometers ("km") southeast of Istanbul and 550 km east of Ankara. Çöpler contains oxide and sulfide ores which are mined concurrently and processed through its two processing plants using heap leach and pressure oxidation processing, respectively, to produce gold bullion. The mining sequence is determined by detailed scheduling in a life-of-mine plan designed to optimize its value. Çöpler and nearby tenements are positioned on a land package of approximately 25,800 hectares.

Marigold Mine, USA

The Marigold Mine ("Marigold") is an open pit gold mine located along the Battle Mountain-Eureka Trend in Nevada, USA. Marigold is a run-of-mine heap leach operation, moving more than 200,000 tonnes of material per day, and producing gold bullion. Marigold is positioned on a land package of approximately 20,000 hectares.

Seabee Gold Operation, Canada

The Seabee Gold Operation ("Seabee") is an underground gold mine located along the Trans-Hudson Corridor in east-central Saskatchewan, Canada. Seabee processes ore through its processing plant using gravity concentration and cyanide leaching to produce gold bullion. Seabee is positioned on a land package of approximately 60,000 hectares, including the Fisher property option.

Puna Operations, Argentina

Puna Operations ("Puna") is an open pit silver-lead-zinc mine located along the Bolivian silver belt in northern Argentina in the province of Jujuy. Puna processes ore mined from the Chinchillas mine through its Pirquitas mill, using flotation processing to produce silver-lead and zinc concentrates.
(1)We report the non-GAAP financial measure of consolidated cash to supplement information in our consolidated financial statements. See “Non-GAAP Financial Measures” in Section 13.

SSR Mining Inc.	MD&A Q3 2020 | 5

3.BUSINESS DEVELOPMENTS

Alacer Transaction

On September 16, 2020, we acquired all of the issued and outstanding common shares of Alacer, with Alacer shareholders receiving 0.3246 of an SSR Mining common share for every one Alacer share (the "Exchange Ratio"). The transaction resulted in the issuance of 95,699,911 SSR Mining common shares to the former shareholders of Alacer. Furthermore, all outstanding restricted share units (RSUs), performance share units (PSUs) and deferred share units (DSUs) of Alacer that were not exercised prior to the acquisition date, were converted to equivalent SSR Mining units (collectively, the "Replacement Units"), with the number of such securities issuable adjusted by the Exchange Ratio.

Immediately subsequent to the share issuance, SSR Mining and former Alacer shareholders owned 57% and 43%, respectively, of the shares of the combined entity. With the completion of the transaction (the "Alacer Transaction"), Alacer has become a wholly owned subsidiary of SSR Mining, including Çöpler, which is 80% owned and operated by our subsidiary, Anagold Madencilik Sanayi ve Ticaret A.S. ("Anagold"), with the remaining 20% owned by Lidya Madencilik Sanayi ve Ticaret A.S. ("Lidya Mining").

In accordance with relevant accounting guidance, the acquisition consideration has been allocated on a preliminary basis to the underlying assets acquired and liabilities assumed, based upon their estimated fair values as at the date of acquisition.

The combined entity continues to operate as SSR Mining Inc. with two corporate offices, one in Denver, Colorado and one in Vancouver, British Columbia. The combined entity is led by Rod Antal as President & CEO and Michael Anglin as Chair of our Board of Directors. The newly-constituted Board of Directors is comprised of five directors from each of the previous SSR Mining and Alacer boards of directors for a total of ten directors, including the CEO.

The zero-premium merger of SSR Mining and Alacer creates a leading intermediate gold producer with robust margins, strong free cash flow generation, and long mine lives across four mining-friendly jurisdictions. In addition, the increased financial strength of the combined business enables us to leverage the proven project execution capabilities of the combined management team to continue delivering on the extensive organic growth portfolio and compete for attractive assets as they arise. We expect the complementary nature of the assets and the cultural alignment of the organizations to facilitate an effective integration and allow us to continue to deliver value to our shareholders.

COVID-19 Response and Impact on Operations

During the first nine months of 2020, the coronavirus disease 2019 ("COVID-19") pandemic has negatively impacted global economic and financial markets. Most industries have been impacted by the COVID-19 pandemic and are facing operating challenges associated with the regulations and guidelines resulting from efforts to contain it.

We continue to restrict all non-essential travel and manage the contact of our employees and contractors in order to reduce the risk of COVID-19 impacting our operations. We are operating our corporate offices at reduced capacity, with employees working remotely.

As discussed in "Results of Operations" in Section 7, Seabee and Puna were placed into care and maintenance near the end of the first quarter of 2020 and subsequently restarted through the second and third quarter of 2020. While there have been some indirect impacts caused by the COVID-19 pandemic, Çöpler and Marigold's operations have continued uninterrupted.

At Seabee, phased re-start plans were successfully implemented during the third quarter. In July, ore extraction and development rates ramped up and, in early August, milling operations re-commenced. Prior to restarting the mill, we built up an ore stockpile, which provided the mill with operating flexibility relative to mine extraction. Operations returned to or exceeded pre-COVID-19 rates since August. Maintenance of flight and camp operations within determined health and safety protocols continue to be an ongoing focus.

SSR Mining Inc.	MD&A Q3 2020 | 6

3.BUSINESS DEVELOPMENTS (continued)

At Puna, we returned to production late in the second quarter, with mining, hauling and milling operations re-commencing. During the third quarter, COVID-19 infection rates in the province of Jujuy escalated, resulting in further interruptions to operations. We suspended operations in September in order to manage camp occupancy, conduct testing for employees and contractors and reduce the risk of transmission. Mining and milling activities have subsequently ramped up back to pre-COVID-19 operating levels at the beginning of October. Strict protocols remain in place to manage the COVID-19 risk within the camp and operations.

During the temporary suspensions at Seabee and Puna, we continued to perform care and maintenance activities. Costs incurred during the suspensions associated with these activities have been separately identified and accounted for as care and maintenance expenses within operating income in the condensed consolidated interim statements of income.

At Çöpler and Marigold, we continue to operate with limited impact from COVID-19 and have implemented numerous measures intended to protect our employees, including quarantining, testing, ensuring physical distancing and providing additional protective equipment.

Currently, Çöpler, Marigold, Seabee and Puna are all operating with some indirect impacts caused by the COVID-19 pandemic. Each of the mines continue to work with national and local authorities in accordance with applicable regulations and remain vigilant with respect to on-site specific protocols to protect the health and safety of our employees and stakeholders; however, all sites remain exposed to potential COVID-19 impacts.

See the "Risks and Uncertainties" in Section 12 and "Cautionary Notes" in Section 16 of this MD&A for further information on the impact that the COVID-19 pandemic has had on our business and the actions we are taking in response.

SilverCrest Divestment

During the second quarter of 2020, we completed a transaction to divest all of our equity position in SilverCrest Metals Inc. (“SilverCrest”). We divested an aggregate 9,000,645 common shares of SilverCrest at a price of C$10.06 per share for gross proceeds of $64.3 million (C$90.5 million). Upon divestment, we recognized a pre-tax gain of $37.8 million (C$55.3 million) within other comprehensive income.

Convertible Notes Redemption

During the first quarter of 2020, holders of our 2.875% senior convertible notes issued in 2013 (the "2013 Notes") had the right to surrender their 2013 Notes for purchase by us at their option (the "Put Option") pursuant to the terms of the indenture governing the 2013 Notes any time before January 31, 2020. As of the expiration of the Put Option on January 31, 2020, $49,000 aggregate principal amount of the 2013 Notes were put to us and redeemed, and $4,000 of 2013 Notes were converted to equity.
The remaining outstanding 2013 Notes were callable by us at par, plus accrued and unpaid interest thereon. On February 13, 2020, we provided notice of redemption to call the remaining outstanding 2013 Notes. On March 30, 2020, we redeemed all of our remaining outstanding 2013 Notes consisting of an aggregate principal amount of $115.0 million plus accrued interest of $0.5 million, in exchange for payment of cash of $115.5 million and equity of $2,000.

SSR Mining Inc.	MD&A Q3 2020 | 7

4.OUTLOOK

This section of the MD&A provides management's production, cost, capital, exploration and development expenditure estimates for 2020. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in Section 16. Cash costs and AISC per ounce of gold and silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 13.
On September 18, 2020, we updated our full year 2020 guidance following the successful completion of the merger with Alacer. The updated outlook also reflects the expected COVID-19 related impacts to operations at Seabee and Puna.

For fiscal 2020, we expect to produce, on a consolidated basis, 680,000 to 760,000 gold equivalent ounces from our four operating mines at consolidated AISC of $965 to $1,040 per gold equivalent ounce.

Operating Guidance (100%) (1)		Çöpler (2)	Marigold	Seabee	Puna	Other	Consolidated
Gold Production	koz	310 - 360	225 - 240	80 - 90	—	—	615 - 690
Silver Production	Moz	—	—	—	4.9 - 5.3	—	4.9 - 5.3
Gold Equivalent Production	koz	310 - 360	225 - 240	80 - 90	66 - 72	—	680 - 760
Cash Cost per Ounce (3)	$/oz	590 - 640	810 - 860	450 - 500	11.00 - 12.50	—	665 - 720
Sustaining Capital Expenditures (4)	$M	40	55	15	15	—	125
Capitalized Stripping / Capitalized Development	$M	2	25	10	7	—	44
Sustaining Exploration Expenditures	$M	4	4	1	—	—	9
General & Administrative (5)	$M	—	—	—	—	25 - 30	25 - 30
Share-based Compensation (5)	$M	—	—	—	—	20 - 25	20 - 25
All-In Sustaining Cost per Ounce (3)	$/oz	710 - 760	1,170 - 1,230	770 - 820	15.00 - 17.00	—	965 - 1,040
Growth Capital Expenditures	$M	40	—	4	6	7	57
Growth Exploration Expenditures	$M	13	12	8	—	—	33
Total Growth Capital	$M	53	12	12	6	7	90

(1)Figures may not add due to rounding.
(2)Figures are reported on a 100% basis. Çöpler is 80% owned by SSR Mining.
(3)We report the non-GAAP financial measures of cash costs and AISC per ounce of gold and silver sold to manage and evaluate operating performance at Çöpler, Marigold, Seabee and Puna. Refer to Section 13 "Non-GAAP Financial Measures".
(4)Excludes sustaining exploration expenditures and capitalized stripping and development. Includes $9 million oxygen plant lease payment at Çöpler.
(5)Figures represent the actual and projected combined expenditures and accruals for both Alacer pre-acquisition and SSR Mining for full year 2020 without considering financial reporting impacts of the acquisition. General and administrative expenses exclude share-based compensation, which is reported separately.
(6)All figures in U.S. dollars, unless otherwise noted. Gold equivalent figures for 2020 operating guidance are based on a gold-to-silver ratio of 74:1. Cash costs and capital expenditures guidance is based on an oil price of $40 per barrel and an exchange rate of 1.35 Canadian dollars to one U.S. dollar and 7 Turkish lira to one U.S. dollar.

Production for the second half of the year is expected to be 55% to 60% weighted towards the fourth quarter due to both Seabee and Puna ramping up operations in the third quarter following COVID-19 shutdowns, stacking of higher-grade ounces later in the year at Marigold, and higher processed grades during the fourth quarter at Çöpler in line with the mine plan.

In addition to the impact of higher anticipated fourth quarter production, free cash flow generation is also expected to be heavily weighted to the fourth quarter due to the timing of the following expenditures in the third quarter:

•Transaction, integration and severance payments;
•Mine equipment and leach pad spend at Marigold;
•Tailings facility expansion spend at Seabee;
•Puna ore transportation truck purchases; and
•Puna working capital build on concentrate inventories.

SSR Mining Inc.	MD&A Q3 2020 | 8

4.OUTLOOK (continued)

Capital Returns

Capital Allocation

Our capital allocation strategy is to balance continuing investment in high-return growth, maintaining peer leading financial strength, and providing sustainable capital returns to shareholders.

In recognition of our position as a leading and sustainable free cash flow generator in the intermediate gold sector, it is our intention to return excess attributable free cash flow to shareholders through a two-tiered capital return structure. While a recurring quarterly dividend is expected to be the primary method of capital return, we will periodically evaluate supplementing this dividend from excess attributable free cash flow in the form of incremental dividends and/or share buyback programs.

Dividend Announcement and Structure

We are pleased to announce that our Board of Directors approved the initiation of a quarterly dividend (“Base Dividend”) of $0.05 per common share commencing in the first quarter of 2021. On an annualized basis, the Base Dividend represents a yield of approximately 1.0% based on the 20-day volume weighted average price as of November 11, 2020.

Periodically, the Board will consider supplementing the Base Dividend should the realized gold price remain above our Mineral Reserves gold price. Any such supplemental dividend (“Supplemental Dividend”) will be assessed using the trailing 12-month attributable excess free cash flow.

This dividend structure is intended to recognize SSR Mining as one of the highest free cash flow generating intermediate producers and provides greater alignment with the interests of shareholders in stronger gold price environments. Furthermore, we may periodically evaluate initiating a share buyback program in lieu of the Supplemental Dividend depending on prevailing market conditions and equity valuations. The declaration of any dividend is at the discretion of SSR Mining’s Board of Directors. The decision to declare a Supplemental Dividend will be based on the Company’s financial results, sustaining and growth capital investment requirements, future business outlook and other factors deemed relevant.

The dividend will be designated as an “eligible dividend” for Canadian federal and provincial income tax purposes. Dividends paid to shareholders who are non-residents of Canada will be subject to Canadian non-resident withholding taxes.

SSR Mining Inc.	MD&A Q3 2020 | 9

5.FINANCIAL AND OPERATING HIGHLIGHTS

A summary of our consolidated financial and operating results for the three and nine months ended September 30, 2020 and 2019 are presented below:

(in thousands of US dollars, except per share data)	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Financial Results
Revenue	$225,412	$147,848	$482,360	$429,247
Income from mine operations	$83,226	$51,906	$162,186	$111,970
Gross margin (2)	37%	35%	34%	26%
Operating income	$52,725	$39,891	$82,380	$79,110
Net income	$25,113	$18,132	$42,813	$36,278
Net income attributable to equity holders of SSR Mining	$26,754	$20,741	$44,454	$37,836
Basic attributable net income per share	$0.19	$0.17	$0.35	$0.31
Adjusted attributable net income (1)	$67,841	$35,778	$104,788	$55,061
Adjusted basic attributable net income per share (1)	$0.49	$0.29	$0.82	$0.45

Cash generated by operating activities	$44,099	$54,780	$131,232	$93,927
Cash generated by (used in) investing activities	$245,106	$(29,308)	$234,889	$(108,025)
Cash (used in) generated by financing activities	$(17,077)	$294	$(136,266)	$72,443

Operating Results
Gold produced (oz)	88,972	85,313	226,858	251,109
Gold sold (oz)	99,495	78,928	231,626	246,424
Silver produced ('000 oz)	1,280	1,664	3,416	5,541
Silver sold ('000 oz)	1,193	1,505	3,651	5,111
Lead produced ('000 lb) (4)	3,952	5,304	10,664	15,972
Lead sold ('000 lb) (4)	3,655	4,119	11,745	14,748
Zinc produced ('000 lb) (4)	1,876	2,206	4,056	5,385
Zinc sold ('000 lb) (4)	1,557	2,030	4,141	11,005

Gold equivalent produced (oz) (5)	106,838	104,775	267,529	315,622
Gold equivalent sold (oz) (5)	115,312	95,112	271,315	300,586

Average realized gold price ($/oz sold)	$1,914	$1,480	$1,758	$1,364
Average realized silver price ($/oz sold) (1)	$26.69	$17.31	$20.25	$15.71

Cash cost per gold equivalent ounce sold (1, 5, 6)	$735	$759	$807	$750
AISC per gold equivalent ounce sold (1, 5, 6)	$1,034	$1,136	$1,255	$1,089

Financial Position	September 30, 2020		December 31, 2019
Cash and cash equivalents	$733,571		$503,647
Current assets	$1,238,463		$899,662
Total assets	$5,081,054		$1,750,107
Current liabilities	$230,525		$234,171
Total liabilities	$1,276,523		$616,153
Working capital (3)	$1,007,938		$665,491

(1)We report non-GAAP financial measures including adjusted attributable net income, adjusted basic attributable net income per share, cash costs and AISC per ounce of precious metal sold to manage and evaluate our operating performance at our mines. See "Non-GAAP Financial Measures" in Section 13.
(2)Gross margin is defined as income from mine operations divided by revenue.
(3)Working capital is defined as current assets less current liabilities.
(4)Data for lead production and sales relate only to lead in lead concentrate. Data for zinc production and sales relate only to zinc in zinc concentrate.
(5)Gold equivalent ounces have been established using the average realized metal prices per ounce of precious metals sold in the period and applied to the recovered silver metal content produced by the mines. Zinc and lead production are not included in gold equivalent ounces produced.
(6)Puna cash costs and AISC per silver ounce sold include a write-down of metal inventories to net realizable value of nil and $8.6 million for the three and nine months ended September 30, 2020, respectively (three and nine months ended September 30, 2019 - $1.8 million and $2.4 million, respectively).

SSR Mining Inc.	MD&A Q3 2020 | 10

6.RESULTS OF OPERATIONS

Çöpler, Turkey
(amounts presented on 100% basis)

	Period from acquisition to September 30	Three months ended September 30	Nine months ended September 30
Operating Data	2020 (1)	2020 (2)	2020 (2)
Ore mined - oxide (kt)	147	497	1,469
Ore mined - sulfide (kt)	99	715	1,320
Total material mined (kt)	1,063	6,851	18,816
Waste removed (kt)	817	5,639	16,027
Strip ratio	3.3	4.7	5.7

Ore stacked - oxide (kt)	121	535	1,549
Gold grade stacked - oxide (g/t)	1.24	0.97	1.08

Ore processed - sulfide (kt)	85	530	1,573
Gold grade processed - sulfide (g/t)	3.74	3.65	3.79
Gold recovery - sulfide (%)	89.0	90.7	90.8

Gold produced - oxide (oz)	5,258	19,617	66,348
Gold produced - sulfide (oz)	14,328	57,049	177,530
Total gold produced (oz)	19,586	76,666	243,878
Gold sold (oz)	27,895	74,665	240,885

Average realized gold price ($/oz sold)	$1,920	$1,902	$1,725

Cash costs ($/oz gold sold) (3, 4)	$609	N/A	N/A
AISC ($/oz gold sold) (3, 4)	$737	N/A	N/A

Financial Data ($000s)
Revenue	$53,566	N/A	N/A
Production costs	$40,670	N/A	N/A
Depletion and depreciation	$8,895	N/A	N/A
Income from mine operations	$4,001	N/A	N/A
Exploration and evaluation expenses	$953	N/A	N/A
Capital expenditures	$4,420	N/A	N/A

(1)The data presented in this column is for the period from September 16, 2020 to September 30, 2020, the period for which we were entitled to all economic benefits of Çöpler following our acquisition of Alacer.
(2)The operating data presented in these columns includes operating results for Çöpler for the entire three and nine months ended September 30, 2020, including the period prior to our acquisition of Alacer on September 16, 2020. As we were not entitled to the economic benefits of Çöpler prior to the acquisition, financial results for the period prior to September 16, 2020 are not provided.
(3)We report the non-GAAP financial measures of cash costs and AISC per ounce of gold sold to manage and evaluate operating performance at Çöpler. For further information, please refer to “Non-GAAP Financial Measures” in Section 13.
(4)Cash costs and AISC per ounce of gold sold exclude the impact of the write-up of inventory to fair value as at the date of our acquisition of Alacer.

SSR Mining Inc.	MD&A Q3 2020 | 11

Third Quarter 2020 Operating and Financial Results

Production

Çöpler produced 19,586 ounces of gold from September 16, 2020, the date of our acquisition of Alacer, to the end of the third quarter of 2020 (the "Period").

Gold production from the Çöpler oxide plant was 19,617 and 66,348 ounces for the three and nine months ended September 30, 2020, respectively. Gold production from the sulfide plant was 57,049 and 177,530 ounces for the three and nine months ended September 30, 2020, respectively.

Çöpler produced 76,666 and 243,878 ounces of gold for the three and nine months ended September 30, 2020, respectively. Production was in line with the revised mine plan that was adopted in the second quarter of 2020 to diversify ore sources and optimize production in light of the shortfall in mine operators resulting from COVID-19.

Oxide ore tonnes mined in the three and nine months ended September 30, 2020 were 0.5 million and 1.5 million tonnes, respectively. The contained gold ounces in the oxide ore mined were 11,575 and 45,334 for the three and nine months ended September 30, 2020, respectively, lower than similar periods in the prior year, but in line with the mine plan, due to the completion of Çakmaktepe phase one mining in 2019. The oxide ore mined grade was 0.72 g/t and 0.96 g/t for the three and nine months ended September 30, 2020, respectively.

The stacked oxide ore contained 16,747 and 53,563 ounces of gold for the three and nine months ended September 30, 2020, respectively.

Sulfide ore tonnes mined in the three and nine months ended September 30, 2020 were 0.7 million and 1.3 million tonnes, respectively, in line with the revised mine plan referred to above.

The sulfide plant treated 0.5 million and 1.6 million tonnes of sulfide ore for the three and nine months ended September 30, 2020, respectively. The sulfide plant continued to efficiently operate above design throughput, though marginally below that of the prior quarter as autoclave 1 was shutdown in July 2020 to perform inspections, which indicated it was in excellent condition. Plant gold recovery has averaged approximately 91% through September 30, 2020. Projects are underway to increase gold recovery. Some improvement in recovery was achieved by installation of oxygen injection into the leach tanks which was commissioned in late June.

Mine operator availability suffered in 2020 due to COVID-19 restrictions. The revised plan reduced the over-haulage of extra material to the tailings storage facility ("TSF"), allowing for available mining resources to be focused on the Manganese pit cutback. The TSF is an approximately 5 km haul from the mine and is constructed from competent mine waste. Despite the reduced construction rate this year, the TSF is advancing ahead of operational requirements. The Manganese pit cutback remains on track to provide access to higher grade ore in the fourth quarter of 2020. A mining area was also brought into production in the Main pit to diversify ore sources, in part, as a risk management strategy should COVID-19 related restrictions increase.

The total waste tonnes mined in the three and nine months ended September 30, 2020 were 5.6 million and 16.0 million tonnes, respectively, in line with the revised mine plan.

The 2020 Çöpler technical report, planned to be issued in the fourth quarter of 2020, will update the operating parameters of the plant and include the results of optimization studies and programs, including the proposed supplemental flotation circuit. Detailed engineering for the proposed flotation circuit is underway and the final construction decision remains subject to final Board and other approvals once the technical work is complete. If approved, the flotation circuit commissioning is targeted for the third quarter of 2021. The proposed flotation circuit was included in the recent amendment to the Çöpler Environmental Impact Assessment application.

SSR Mining Inc.	MD&A Q3 2020 | 12

The proposed flotation circuit would treat a side stream from the grinding circuit, with the concentrate reporting to autoclave feed and the tails to leaching. Studies indicate a negative recovery impact due to the float tails recovery; however, such impact will be more than offset by increased plant throughput. The currently-installed grinding mills have demonstrated significant latent capacity, sufficient to support an increase in sulfide plant throughput capacity up to approximately 3 million tonnes per annum. The preliminary capital estimate for the proposed flotation circuit is approximately $15 million. The flotation circuit is anticipated to increase the gold and sulfur grades processed through the autoclaves (increasing autoclave and oxygen utilization), reduce unit costs, and increase total sulfide plant throughput and gold production.

Revenue

Revenue for the Period was $53.6 million as 27,895 ounces of gold were sold at an average realized gold price of $1,920 per ounce. Finished goods inventory that was built-up prior to acquisition was sold during the Period.

Operating Costs

Cash costs and AISC per ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 13.

Unit operating costs remained stable as a weaker local currency helped offset COVID-19 associated impacts to operating efficiencies. Cash costs per ounce sold in the Period were $609. Cash costs were impacted by a higher royalty expense due to higher realized gold prices.

AISC per ounce sold in the Period was $737 which is lower than planned due to lower sustaining capital spend, primarily related to the deferral in TSF expansion as discussed above and delays in Sabirli Road and heap leach expansion construction due to COVID-19 related manning shortfalls.

SSR Mining Inc.	MD&A Q3 2020 | 13

Marigold, USA

	Three months ended September 30			Nine months ended September 30
Operating Data	2020	2019	Change	2020	2019	Change
Total material mined (kt)	20,582	19,033	8%	62,895	55,583	13%
Waste removed (kt)	13,890	12,676	10%	46,092	36,628	26%
Total ore stacked (kt)	6,692	6,357	5%	16,803	18,955	(11)%
Gold stacked grade (g/t)	0.43	0.51	(16)%	0.35	0.41	(15)%
Strip ratio	2.1	2.0	5%	2.7	1.9	42%

Gold produced (oz)	49,137	52,968	(7)%	157,502	161,041	(2)%
Gold sold (oz)	51,700	50,650	2%	156,117	165,871	(6)%

Average realized gold price ($/oz sold)	$1,912	$1,481	29%	$1,735	$1,359	28%

Cash costs ($/oz gold sold) (1)	$899	$822	9%	$861	$823	5%
AISC ($/oz gold sold) (1)	$1,243	$1,104	13%	$1,297	$1,003	29%

Financial Data ($000s)
Revenue	$98,748	$74,820	32%	$270,615	$225,122	20%
Production costs	$46,387	$41,551	12%	$134,181	$136,310	(2)%
Depletion and depreciation	$10,737	$11,205	(4)%	$32,092	$39,828	(19)%
Income from mine operations	$41,624	$22,064	89%	$104,342	$48,984	113%
Exploration and evaluation expenses	$953	$893	7%	$2,035	$1,380	47%
Capital expenditures	$16,532	$13,256	25%	$64,329	$27,778	132%

(1)We report the non-GAAP financial measures of cash costs and AISC per ounce of gold sold to manage and evaluate operating performance at Marigold. For further information, please refer to “Non-GAAP Financial Measures” in Section 13.

Third Quarter 2020 Operating and Financial Results

Production

In the third quarter of 2020, 20.6 million tonnes of material were mined, an 8% increase compared to the third quarter of 2019, reflecting the impact of shorter haulage cycles coupled with increased shovel fleet capacity. For the nine months ended September 30, 2020, 62.9 million tonnes of material were mined, a 13% increase over the first nine months of 2019. The increase is attributable to shorter haulage cycles, the addition of one haul truck to the fleet and increases in shovel fleet capacity.

During the third quarter of 2020, 6.7 million tonnes of ore was stacked at a gold grade of 0.43 g/t. This compares to 6.4 million tonnes of ore was stacked at a gold grade of 0.51 g/t in the third quarter of 2019. Higher tonnes stacked at a lower grade are associated with the transition of primary mining from the higher grade lower levels of Mackay 5 in the third quarter of 2019 to the upper levels of Mackay 4, which transitioned from stripping to primary ore delivery in the third quarter of 2020.

For the nine months ended September 30, 2020, 16.8 million tonnes of ore was stacked at a gold grade of 0.35 g/t compared to approximately 19.0 million tonnes of ore stacked at a gold grade of 0.41 g/t for the first nine months of 2019. The reduction in both ore tonnes stacked and gold grade are in line with the mine plan and associated with the transition from mining Mackay 5 ore mining in 2019 to the stripping and mining of Mackay Phases 4 and 8 in 2020.

SSR Mining Inc.	MD&A Q3 2020 | 14

During the third quarter of 2020, Marigold produced 49,137 ounces of gold, a decrease of 7% compared to the third quarter of 2019, predominantly due to lower gold grades stacked within the previous three months. Recoverable ounces stacked in the third quarter of 2020 and 2019 were 73,595 and 79,306, respectively. The majority of recoverable ounces stacked in the third quarter of 2020 were at low elevations on the heap leach pads to facilitate faster leach recovery times.

For the nine months ended September 30, 2020, 157,502 ounces of gold were produced compared to 161,041 ounces of gold over the same period in 2019.

Revenue

Revenue increased by 32% to $98.7 million in the third quarter of 2020 as compared to the third quarter of 2019 due to an increase of 29% in the average realized gold price as well as 2% more ounces sold.

Revenue increased 20% for the nine months ending September 30, 2020 as compared to the same period in the prior year, due to an increase of 28% in the average realized gold price slightly offset by 6% fewer ounces sold.

Operating Costs

Cash costs and AISC per ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 13.

In the third quarter of 2020, cash costs per ounce of gold sold were $899, a 9% increase compared to the third quarter of 2019, primarily due to an increase in per unit royalty costs due to higher realized gold prices and the impact of lower grades mined which has resulted in a higher cost per ounce in inventory.

In the third quarter of 2020, AISC per ounce of gold sold was $1,243, a 13% increase compared to the third quarter of 2019, due to higher cash costs and an increase in capital expenditures per gold ounce sold. Capital expenditures were higher than in the third quarter of 2019 primarily due to mine equipment purchases as well as increased leach pad and dewatering construction costs. Mine equipment additions included two replacement haul trucks and support equipment.

Cash costs per ounce of gold sold for the nine months ending September 30, 2020 were $861, a 5% increase compared to the same period of 2019, primarily due to an increase in per unit royalty costs due to higher realized gold prices.

AISC per ounce of gold sold for the nine months ending September 30, 2020 was $1,297, a 29% increase compared to the same period of 2019 due to higher cash costs and an increase in capital expenditures per gold ounce sold. Capital expenditures were higher than the nine months ending September 30, 2019, primarily due to new mobile mine equipment purchases, as well as increased leach pad and dewatering construction costs.

SSR Mining Inc.	MD&A Q3 2020 | 15

Seabee, Canada

	Three months ended September 30			Nine months ended September 30
Operating Data	2020	2019	Change	2020	2019	Change
Total ore milled (t)	66,409	77,465	(14)%	155,690	256,645	(39)%
Ore milled per day (t/day)	722	842	(14)%	568	940	(40)%
Gold mill feed grade (g/t)	10.17	12.39	(18)%	10.27	10.16	1%
Gold recovery (%)	98.6	98.8	—	98.3	98.2	—

Gold produced (oz)	20,249	32,345	(37)%	49,770	90,068	(45)%
Gold sold (oz)	19,900	28,278	(30)%	47,614	80,553	(41)%

Average realized gold price ($/oz sold)	$1,913	$1,480	29%	$1,739	$1,372	27%

Cash costs ($/oz sold) (1)	$538	$373	44%	$542	$452	20%
AISC ($/oz sold) (1)	$988	$715	38%	$1,035	$830	25%

Financial Data ($000s)
Revenue	$38,035	$41,331	(8)%	$82,732	$109,999	(25)%
Production costs	$10,677	$10,426	2%	$25,725	$36,187	(29)%
Depletion and depreciation	$7,167	$8,771	(18)%	$17,085	$26,244	(35)%
Income from mine operations	$20,191	$22,134	(9)%	$39,922	$47,568	(16)%
Exploration and evaluation expenses	$1,108	$2,131	(48)%	$4,020	$7,300	(45)%
Capital expenditures	$10,371	$8,759	18%	$25,555	$27,613	(7)%

(1)We report the non-GAAP financial measures of cash costs and AISC per ounce of gold sold to manage and evaluate operating performance at Seabee. For further information, please refer to “Non-GAAP Financial Measures” in Section 13.

Third Quarter 2020 Operating and Financial Results

Production

In response to the COVID-19 pandemic, Seabee was voluntarily placed into temporary care and maintenance on March 25, 2020 as a precautionary measure to protect our employees, their families and our communities. Through this period, employees maintained the mine in a state of operational readiness.

In June 2020, a phased restart of the operation commenced. The first phase focused on underground ventilation raises and capital development within the mine while COVID-19-related protocols were assessed. Limited ore extraction was initiated at the end of June. In early July, we commenced the second phase, which involved increasing underground development rates and mine production while continuing to monitor COVID-19 related protocols. In August, the third and final phase commenced, which involved a restart of milling operations and ramp-up to full mine production with a complete workforce, while continuing to maintain effective COVID-19-related protocols. The mine has operated at full capacity since that date.

For the three months ended September 30, 2020, Seabee produced 20,249 ounces of gold, a 37% decrease compared to the same period in the prior year, reflecting that the mill restarted operations in early August 2020. Mill feed grade was 10.17 g/t gold during the three months ended September 30, 2020, an 18% decrease compared to the same period in the prior year, due to the natural sequencing of the mine plan. Mill throughput achieved a monthly record 1,271 tonnes per day in September 2020 and ore stockpile at the end of the third quarter totaled over 17,000 tonnes.

For the nine months ended September 30, 2020, Seabee produced 49,770 ounces of gold, a 45% decrease compared to the same period in the prior year, reflecting that the mill shut and restarted operations in March and August 2020, respectively, whereas the mill was fully operational in 2019.

SSR Mining Inc.	MD&A Q3 2020 | 16

Revenue

Revenue decreased by 8% in the third quarter of 2020 as compared to the same period in the prior year, due to a 30% decrease in gold ounces sold compared to the third quarter of 2019, largely offset by an increase of 29% in the average realized gold price. The decrease in sales volume was caused by lower production associated with the temporary suspension of milling operations during the beginning of the third quarter of 2020 in response to the COVID-19 pandemic.

Revenue decreased by 25% for the nine months ended September 30, 2020 as compared to the same period in the prior year, due to a 41% decrease in gold ounces sold compared to the same period of 2019, partially offset by an increase of 27% in the average realized gold price. The decrease in sales volume was caused by lower production associated with the temporary suspension of milling operations for all of the second quarter and beginning of the third quarter of 2020 in response to the COVID-19 pandemic.

Operating Costs

Cash costs and AISC per ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 13.

In the third quarter of 2020, cash costs per ounce of gold sold were $538, a 44% increase compared to the third quarter of 2019. Cash costs per ounce of gold sold in the third quarter of 2019 were positively impacted by ounces recovered from carbon and cost reclassifications. The increase is also due to the impact of lower gold sales volume, coupled with incremental costs associated with the COVID-19 pandemic and fixed general and administrative expenses associated with ramp up to full production. Expenditures incurred while Seabee's operations were temporarily suspended were classified as care and maintenance expenses.

In the third quarter of 2020, AISC per ounce of gold sold was $988, a 38% increase compared to the third quarter of 2019, due to higher cash costs and an increase in capital expenditures per gold ounce sold due to lower ounces sold in the quarter. Capital expenditures related mainly to an increase in underground capital development completed during the temporary shutdown and the tailings expansion project. The tailings expansion project contractor resumed full construction activities in early August 2020.

For the nine months ended September 30, 2020, cash costs per ounce of gold sold were $542, a 20% increase compared to the same period in the prior year, due to higher unit mining and general and administrative costs, driven by the temporary suspension of operations for all of the second quarter and beginning of the third quarter, as well as incremental costs associated with the COVID-19 pandemic.

For the nine months ended September 30, 2020, AISC per ounce of gold sold was $1,035, a 25% increase, due to higher cash costs and an increase in capital expenditures per gold ounce sold. Capital expenditures incurred to date in 2020 are in-line with budget.

SSR Mining Inc.	MD&A Q3 2020 | 17

Puna, Argentina
(amounts presented on 100% basis)

	Three months ended September 30			Nine months ended September 30
Operating Data	2020	2019	Change	2020	2019	Change
Total material mined (kt)	902	3,116	(71)%	2,945	9,024	(67)%
Waste removed (kt)	722	2,531	(71)%	2,439	8,099	(70)%
Strip ratio	4.0	4.3	(7)%	4.8	8.8	(45)%

Ore milled (kt)	284	336	(15)%	703	933	(25)%
Silver mill feed grade (g/t)	150	165	(9)%	154	188	(18)%
Lead mill feed grade (%)	0.71	0.81	(12)%	0.77	0.87	(11)%
Zinc mill feed grade (%)	0.57	0.60	(5)%	0.51	0.51	—
Silver recovery (%)	93.5	93.5	—	94.2	92.4	2%
Lead recovery (%)	88.3	88.1	—	89.8	84.0	7%
Zinc recovery (%)	52.4	49.3	6%	51.2	48.3	6%

Silver produced ('000 oz)	1,280	1,664	(23)%	3,416	5,541	(38)%
Silver sold ('000 oz)	1,193	1,505	(21)%	3,651	5,111	(29)%
Lead produced ('000 lb) (1)	3,952	5,304	(25)%	10,664	15,972	(33)%
Lead sold ('000 lb) (1)	3,655	4,119	(11)%	11,745	14,748	(20)%
Zinc produced ('000 lb) (1)	1,876	2,206	(15)%	4,056	5,385	(25)%
Zinc sold ('000 lb) (1)	1,557	2,030	(23)%	4,141	11,005	(62)%

Average realized silver price ($/oz)	$26.69	$17.31	54%	$20.25	$15.71	29%

Cash costs ($/oz silver sold) (2,3)	$9.33	$14.22	(34)%	$12.13	$11.15	9%
AISC ($/oz silver sold) (2,3)	$11.26	$17.36	(35)%	$15.03	$15.55	(3)%

Financial Data ($000s)
Revenue	$35,063	$31,697	11%	$75,447	$94,126	(20)%
Production costs	$13,112	$22,638	(42)%	$48,495	$68,134	(29)%
Depreciation and depletion	$4,541	$1,351	236%	$13,031	$10,574	23%
Income from mine operations	$17,410	$7,708	126%	$13,921	$15,418	(10)%
Exploration and evaluation expense	$38	$230	(83)%	$193	$295	(35)%
Capital expenditures	$4,616	$4,857	(5)%	$11,210	$28,262	(60)%

(1)Data for lead production and sales relate only to lead in lead concentrate. Data for zinc production and sales relate only to zinc in zinc concentrate.
(2)We report the non-GAAP financial measures of cash costs and AISC per ounce of silver sold to manage and evaluate operating performance at Puna. For further information, please refer to “Non-GAAP Financial Measures” in Section 13.
(3)Puna cash costs and AISC per silver ounce sold include a write-down of metal inventories to net realizable value of nil and $8.6 million for the three and nine months ended September 30, 2020, respectively (three and nine months ended September 30, 2019 - $1.8 million and $2.4 million, respectively).

SSR Mining Inc.	MD&A Q3 2020 | 18

Third Quarter 2020 Operating and Financial Results

Production

On March 20, 2020, Puna temporarily suspended operations as a result of government-mandated restrictions due to the COVID-19 pandemic. Subsequently, the Government of Argentina reinstated mining as an essential business activity. During the second quarter of 2020, a phased restart complying with government regulations and guidelines was implemented with mining, hauling and milling operations re-commencing. During the third quarter of 2020, COVID-19 infection rates in the province of Jujuy escalated, resulting in further interruptions to operations. In September, operations were suspended in order to manage camp occupancy, conduct testing and reduce the risk of transmission.

Due to the significant ore stockpiles at Puna, milling operations were prioritized over mining operations through restarts. As a result, tonnes mined in the third quarter of 2020 were impacted due to COVID-19 related interruptions. Mining and milling activities were operating at expected levels by the beginning of October.

In the third quarter of 2020, Puna produced 1.3 million ounces of silver, a 23% decrease compared to the third quarter of 2019, due to the temporary suspension of operations during September in response to COVID-19. Ore milled was 0.3 million tonnes, a 15% decrease compared to the third quarter of 2019 as a result of fewer operating days. Processed ore contained an average silver grade of 150 g/t, a 9% decrease compared to the third quarter of 2019, but in-line with the mine plan. When operational, the mill averaged approximately 4,247 tonnes per day during the third quarter of 2020, demonstrating the improved performance of the plant and tailings pumping system.

For the nine months ended September 30, 2020, Puna produced 3.4 million ounces of silver, a 38% decrease compared to the same period in the prior year, due to the temporary suspension of operations in response to COVID-19 during most of the second quarter and part of the third quarter of 2020. Ore milled was 0.7 million tonnes, a 25% decrease compared to the nine months ended September 30, 2019, as a result of fewer operating days. Processed ore contained an average silver grade of 154 g/t, an 18% decrease compared to the same period in the prior year, but in-line with the mine plan.

Revenue

Revenue for the third quarter of 2020 increased by 11% compared to the third quarter of 2019, due to a 54% increase in the average realized silver price in the third quarter of 2020, partially offset by a 21% decrease in silver ounces sold.

Revenue for the nine months ended September 30, 2020 decreased by 20% compared to the same period in the prior year, due to a 29% decrease in silver ounces sold, partially offset by a 29% increase in the average realized silver price.

Operating Costs

Cash costs and AISC per ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 13.
In the third quarter of 2020, cash costs per ounce of silver sold were $9.33, a decrease of 34% compared to the third quarter of 2019, primarily due to lower unit processing and general and administrative costs as a result of higher average daily plant throughput. Expenditures incurred during the quarter that were not related to operating activities were classified as care and maintenance expenses.

In the third quarter of 2020, AISC per ounce of silver sold was $11.26, a decrease of 35% compared to the third quarter of 2019. The decrease in AISC was primarily due to lower cash costs for the period.

For the nine months ended September 30, 2020, cash costs per ounce of silver sold were $12.13, an increase of 9% compared to the same period in the prior year. The increase is primarily due to higher mining unit costs, offset by lower processing and general and administrative unit costs as a result of higher average daily plant throughput. Mining costs were higher due to operating inefficiencies through shut-down and start-up phases and an increase in maintenance work performed during the temporary suspensions.

For the nine months ended September 30, 2020, AISC per ounce of silver sold was $15.03, a decrease of 3% compared to the same period on the prior year, due to 34% lower capital expenditures per ounce sold, mainly due to lower deferred stripping costs, offset partially by higher cash costs.

SSR Mining Inc.	MD&A Q3 2020 | 19

7.EXPLORATION AND DEVELOPMENT

We hold a portfolio of prospective exploration tenures across Turkey, the USA, Canada, Mexico and Peru, some of which are becoming advanced projects. We continue to explore and expand our development pipeline, looking for both near-mine projects that can leverage existing mine infrastructure and new standalone projects.

Çöpler District Exploration

We take a disciplined approach to exploration at our Çöpler District and elsewhere, optimizing the historical exploration database, remapping and reinterpreting data, and judiciously drill testing new targets. Recent discoveries, such as the Saddle prospect, Çakmaktepe, the Ardich deposit and other advanced exploration targets, prove the effectiveness of our systemic and pragmatic approach.

Our capital allocation focus is to fast-track the extension of Çöpler oxide ore production, along with the mobilization of a project and development team to deliver the growth potential identified around the Çöpler District.

The Saddle prospect, Çakmaktepe and the Ardich deposit represent the next phase of priority as near‐mine development projects with potential to add near-surface ounces to our production profile within the next two to three years. The current work program includes definition drilling to understand the Mineral Resource distribution and provide samples for metallurgical characterization. For project development, work is underway to optimize pit designs and advance permitting.

Çöpler (80% owned by SSR Mining)

The operating mine is the foundation for district exploration activities, with established infrastructure for treating both oxide and sulfide gold ores.

Commencing in 2017, a Çöpler in‐pit exploration program successfully provided additional oxide ore to the processing facilities. The in‐pit exploration program is ongoing, targeting both oxide and sulfide ore, with some contribution being included in the 2020 production schedules. Recently, the in-pit exploration program identified the possibility of a copper-gold porphyry system below the Main pit. Drill testing of this target commenced at the end of the second quarter of 2020 and continued through the third quarter. Initial drill results are encouraging.

The potential for heap leach pad constraints has been eliminated with the progression of an approximate 25 million tonne Çöpler heap leach pad expansion, that will be built in phases over the coming years as required for the mine plan.

Çöpler Saddle (80% owned by SSR Mining)

The Saddle prospect borders the western flank of Çöpler as a two km long north-south shear zone passing through West pit. The Company announced assays for 50 drill holes at the Saddle prospect in September 2019, which relate to mineralization outside current Mineral Resources.

Çakmaktepe Mine (50% owned by SSR Mining)

Connected by a haul road, Çakmaktepe lies five km east of our processing infrastructure. In 2019, Phase 1 was mined. Exploration is focused on the connection to Ardich which is immediately adjacent to the northeast of Çakmaktepe.

Ardich Gold Deposit (80% owned by SSR Mining)

The Ardich gold deposit is six km northeast of the Çöpler processing facilities and is accessible by the nearby haul road to Çakmaktepe. The deposit mostly forms a tabular flat-lying gold-rich oxide and sulfide zone at the contact between an overlying assemblage of ultramafic rocks and underlying clastic and limestone rock types. The deposit is predominantly oxide mineralization.

SSR Mining Inc.	MD&A Q3 2020 | 20

7.EXPLORATION AND DEVELOPMENT (continued)

During the third quarter of 2020, activities included both step-out and infill drilling to increase confidence in the Mineral Resource and provide data on metallurgical and geotechnical characteristics. The 2020 Çöpler technical report, planned to be issued in the fourth quarter of 2020, will include a preliminary economic assessment for a starter pit option for Ardich. Drilling continues at Ardich as the resource remains open.

The Mavialtin Porphyry Belt (50% owned by SSR Mining)

The Mavialtin Porphyry Belt represents at least four gold-copper porphyry type exploration targets over a seven by 20 km area from Çakmaktepe in the north to the deposit at Mavidere in the south. In February 2020, positive drill results were announced for Mavidere, Findiklidere, and Aslantepe. The mineralization is close to surface and appears to be low in deleterious elements.

The exploration and future development strategy for Mavialtin is two‐fold:

•Expand the known areas of mineralization, while concurrently making new discoveries, to economically justify a stand-alone mine; and/or
•Develop a Mavialtin Complex where various smaller deposits could be processed through a central facility.

Mavialtin’s future developmental potential and optionality are illustrated by:

•Proximity to existing operations/infrastructure in the Çöpler Gold Mining District;
•Near-surface nature of the mineralization;
•Length of the mineralized intercepts which indicate the potential for volume; and
•Some high-grade intercepts

Drill testing of Findiklidere and Saridere continued through the third quarter of 2020.

Demirmağara Prospect (80% owned by SSR Mining)

The Demirmağara prospect has both epithermal mineralization and evidence of porphyry alteration with areas of elevated soil and rock, gold and copper geochemistry.

Similar to the other prospects in the portfolio, our exploration team has taken a very disciplined approach to exploration in Demirmağara, such as data mining our historical exploration database, remapping, reinterpretation and conservative drill confirmation of models, resulting in a re-interpretation of Demirmağara. Subsequently, we discovered a covered porphyry stockwork system near surface which was identified by trench sampling revealing potassic granodiorites. We have received forestry permits and plans to drill test the copper gold porphyry target.

SSR Mining Inc.	MD&A Q3 2020 | 21

7.EXPLORATION AND DEVELOPMENT (continued)

Copper Hill Copper Exploration Prospect (50% owned by SSR Mining)

In April 2020, encouraging drill results from the Copper Hill exploration prospect in the Black Sea region (northeast Turkey) were released by the Company. The intercepts were high grade, close to surface and appear to be very low in contaminates. The drilling pattern was constrained to areas previously permitted for drilling. Additional diamond drilling planned in 2020, to test the extension of the mineralization, was deferred due to COVID-19 related issues.

We own 50% of the Copper Hill copper exploration prospect in a joint venture with our long-term partner, Lidya Mining. The Lidya Mining exploration team made the discovery of the Copper Hill prospect, and is now preparing to drill at the Copper Hill prospect in the 2021 summer drill season.

Turkey Regional Exploration

We hold a significant portfolio of highly prospective exploration land holdings across Turkey, some of which are progressively advancing to prospective projects. Drill testing of one of these targets, a porphyry system in western Turkey, commenced in the third quarter of 2020. Other fieldwork advanced planning for future drill testing of highly prospective gold mineralization approximately 40 km to the southwest of Çöpler.

SSR Mining Inc.	MD&A Q3 2020 | 22

7.EXPLORATION AND DEVELOPMENT (continued)

Marigold Exploration

Recognizing the land limitations in advance of the previous exploration drilling program at Red Dot, we implemented a land acquisition strategy that added 11,740 hectares between 2015 and 2019.

At Valmy, there are three historic pits mined by previous owners between 2002 and 2005, which produced approximately 196,000 ounces of gold. We have been expanding Mineral Resources around these pits since acquisition in 2015. We received assays from 19 holes on Valmy targets at East Basalt and Crossfire during the third quarter of 2020, with positive results that are expected to provide Mineral Resources additions.

At Trenton Canyon, there is a historical mineral resource area and three mined pits developed by previous owners between 1996 and 2005, which produced approximately 290,000 ounces of gold. Since acquisition in 2019, we have been conducting exploration to confirm the historic drill database validity and expand known mineralization areas. The main objective is to define an open-pit oxide hosted gold Mineral Resource amenable to heap leach processing. We have received assays from 18 holes drilled on targets at West and South Pits during the third quarter of 2020, with encouraging results to support definition of Mineral Resources.

To expand the sulfide intercepts reported in May 2020, follow-up drilling indicates that this mineralization trends east-west and is inclined steeper than initial interpretation. The orthogonal thickness is believed to be 10 to 30 meters, where the reported intersected (down hole) lengths range from 77 to 99 meters.

Predecessor companies at Buffalo Valley mined a small open pit, which produced approximately 50,000 ounces of gold between 1987 and 1990. The previous owner worked to advance the project and stated a historical estimate of 418,000 ounces of gold (20 million tonnes at an average gold grade of 0.65 g/t) in 2019. Following acquisition in mid-2019, our work has focused on verifying historical information and assessing the potential for oxide hosted gold Mineral Resources.

SSR Mining Inc.	MD&A Q3 2020 | 23

7.EXPLORATION AND DEVELOPMENT (continued)

Geological mapping continued through the third quarter of 2020, and we completed a seismic geophysical survey south of the Basalt and Antler open pits. Once compiled, we will validate the interpretation with the current core drilling results that have identified the favourable Comus Formation beneath the property's southern half. This work aims to establish a method of mapping the 3D structure of the main rock assemblages beneath the entire property to identify targets with potential for high-grade underground sulfide Mineral Resources.

Canada Exploration

We control two separate but contiguous claim groupings in Saskatchewan, Canada: Seabee and the Amisk project 140 km southeast of Seabee.

Seabee

Our mineral tenures comprise a 100%-owned parcel that are referred to as Seabee claims and an earn-in option parcel where we have the right to earn up to an 80% interest referred to as the Fisher Option. Since 2016, our growth and development strategy has been to increase production by optimizing the milling and mining processes and exploring new mill feed sources.

At Santoy, recent exploration success on Gap Hanging Wall ("Gap HW") encouraged us to establish underground access to the zone on the 46 level, which is 450 meters below surface. Gap HW has excellent potential to provide additional ore feed and is approximately 220 meters in the 8A mining area's hanging wall. Sheeted quartz veins in siliceous intrusive rock host gold mineralization at Gap HW, and the metallurgy is similar to other ores from Santoy. The excavation into the Mineral Resource is intended to help confirm structural interpretation, continuity and grades as part of our technical work to convert to Mineral Reserves. We mined 9,500 tonnes of ore, confirming continuity with grades slightly lower than block estimates.

After the temporary COVID-19 suspension, underground and surface drilling at Seabee recommenced in July and September, 2020, respectively. The focus for the third quarter of 2020 remained on infill and extension drilling of the Gap HW as well as exploring the prospective Santoy hanging wall ("Santoy HW") target for additional resources. During the third quarter, we drilled 24 underground holes and an additional four holes from surface. We continue to receive resource grade intercepts on the Gap HW infill and step-out drilling program.

For the remainder of 2020, we intend to continue to focus on infill drilling and lateral development in support of Mineral Resource to Mineral Reserve conversion and assessment of mining methods for the Gap HW zone. Exploration to extend the area of resource grade intercepts in the Santoy HW domain is expected to continue to define further Mineral Resource additions.

The Fisher property is contiguous to Seabee claims and in May 2020, we reported encouraging drill results from gold prospects at Mac North, Yin, Abel Lake and Aurora. By the end of the third quarter of 2020, we had mobilized a drill and crew to Mac North with the objective to expand the mineralization discovered and reported earlier. Results from the planned 3,000 meter program will be released once completed.

Amisk

The Amisk property is 39,882 hectares and hosts a low-grade open pit with an Indicated Mineral Resource estimate of 827,000 gold equivalent ounces (30.15 million tonnes at an average gold equivalent grade of 0.85 g/t). Proterozoic volcano-sedimentary rock assemblages, prospective for both base metal massive sulfide deposits and orogenic gold deposits, underlie the area. Our plan for this property is to investigate its potential for lode gold mineralization on the claim's western portion. During the third quarter, detailed mapping and prospecting of the numerous gold showings on the property was completed.

Puna Exploration

There were no exploration activities at Puna during the period.

SSR Mining Inc.	MD&A Q3 2020 | 24

8.MARKET OVERVIEW

Metal Prices

The market prices of gold and silver are key drivers of our profitability. The price of gold can fluctuate widely and is affected by a number of macroeconomic factors, including global or regional consumption patterns, the supply of, and demand for gold, interest rates, exchange rates, inflation or deflation, global economic conditions resulting from the COVID-19 pandemic, and the political and economic conditions of major gold-producing and gold-consuming countries throughout the world. Importantly, the price of gold can be impacted by its role as a safe haven during periods of market turmoil and as defense against the perceived inflationary impacts and currency depreciation caused by the responses of governments and central banking authorities to the economic threats caused by the COVID-19 pandemic.
The price of gold, based on the London Bullion Market Association (LBMA) gold PM Fix price, traded between $1,771 per ounce and $2,067 per ounce during the third quarter of 2020, closing the quarter at $1,887 per ounce. The average gold PM Fix price of $1,909 per ounce in the third quarter of 2020 was $198 per ounce, or 12%, higher than the average of $1,711 per ounce in the second quarter of 2020 and $437 per ounce, or 30%, higher than the average of $1,472 per ounce in the third quarter of 2019. Silver traded within a range between $17.93 per ounce and $28.89 per ounce, closing the third quarter at $23.73 per ounce. The third quarter of 2020 average silver Fix price of $24.26 per ounce was 47% higher compared to the average of $16.46 per ounce in the second quarter of 2020 and 43% higher compared to the average of $16.98 per ounce in the third quarter of 2019.

During the third quarter of 2020, gold prices continued to strengthen reaching an all-time high in August. Gold was supported throughout the quarter by zero or near-zero interest yields, which lower the cost of holding gold compared to other interest yielding assets, as well as by increased concerns of a second wave of the COVID-19 pandemic, anticipation of a second U.S. stimulus package, uncertainty surrounding the U.S. presidential elections and continued trade tensions between the U.S. and China. As a result, despite a decline in the gold prices toward the end of the quarter, investor sentiment remains positive.

The price of silver continues to be more volatile compared to the gold price. During the third quarter, silver price increased sharply due to increased safe-haven flows, recovery in industrial demand and increased supply concerns driven by a decline in silver production, primarily as a result of COVID-19 related suspensions or shut-downs of mining operations.

SSR Mining Inc.	MD&A Q3 2020 | 25

8.MARKET OVERVIEW (continued)

Currency Markets

The Turkish lira (“TRY”) depreciated from 6.85 TRY per one USD at the beginning of the third quarter of 2020 to 7.72 TRY per one USD by the end of the third quarter. The average foreign exchange rate during the third quarter was 7.23 TRY per one USD compared to 6.86 in the second quarter of 2020. During the time from acquisition to September 30, 2020, the TRY depreciated from 7.51 TRY per one USD to 7.72 TRY per one USD. The TRY reached a record low against the USD during the third quarter due to concerns relating to the depletion of Turkish foreign exchange reserves, sharply negative real interest rates and political uncertainly in the region. At the end of the third quarter, the Turkish Central Bank unexpectedly lifted the benchmark interest rate by 2% to 10.25%, providing support for the TRY. Subsequent to quarter-end, the TRY has declined to a further low against the USD as the Turkish Central Bank decided to keep interest rates unchanged, putting further downward pressure on the TRY. While a weaker Turkish currency is generally positive for Çöpler operating costs, we expect Turkish inflation rates to be higher in response, which would largely offset the currency devaluation benefits.

During the third quarter of 2020, the Canadian dollar (“CAD”) averaged approximately 1.33 CAD per one USD, as compared with 1.38 CAD per one USD in the second quarter of 2020. The CAD appreciated from 1.36 per one USD at the beginning of the third quarter to 1.33 CAD per one USD by the end of the third quarter. Overall, the CAD performance was impacted more by shifts in broader risk factors, such as steady oil prices and a weak USD, rather than Canada-specific factors. Seabee and the Vancouver corporate office have exposure to Canadian dollar operating and capital costs. Under our risk management policy, we have entered into option contracts to manage this exposure.

SSR Mining Inc.	MD&A Q3 2020 | 26

8.MARKET OVERVIEW (continued)

The Argentine peso (“ARS”) depreciated from ARS 70 per one USD at the beginning of the third quarter of 2020 to ARS 76 per one USD by the end of the third quarter. The average foreign exchange rate during the third quarter was 73 ARS per one USD compared to ARS 68 per one USD in the second quarter of 2020. In the third quarter of 2020, ARS continued to devalue due to increased economic pressure resulting from negatively perceived government actions to stabilize the economy, reduced foreign investments, significant gross domestic product contraction and higher unemployment rates, largely driven by strict actions relating to managing the COVID-19 pandemic. In September 2020, Fitch Ratings Inc. and Standard & Poor's upgraded Argentina’s credit rating to CCC+ and CCC-, respectively, due to positive debt restructuring efforts. While a weaker Argentinian currency is positive for Puna operating costs, we expect the high inflation rates in Argentina to generally offset the benefits of the currency devaluation.

Commodity Markets
Diesel fuel is a significant operating cost at our mining operations. Diesel is obtained through the distillation of crude oils, of which the West Texas Intermediate ("WTI") is the main pricing benchmark in North America and the Brent Crude oil ("Brent") is the main pricing benchmark for the Atlantic basin and Eurasia. The average WTI oil price in the third quarter of 2020 was $41 per barrel, a 46% increase compared to $28 per barrel in the second quarter of 2020. The average Brent oil price in the third quarter of 2020 was $43 per barrel, a 30% increase compared to $33 per barrel in the second quarter of 2020. During the third quarter of 2020, oil prices experienced reduced volatility compared to the second quarter. Oil price drivers in the period included the easing of lockdowns, which were put in place during the first half of the year, the measured re-opening of economies, and the expectations for a continued U.S. stimulus package, offset by Organization for the Petroleum Exporting Countries (OPEC) over-production and concerns that the second wave of the COVID-19 pandemic could lead to prolonged weakness in demand. The effects of the hurricane season resulted in temporary oil price support during the quarter. To mitigate against oil price volatility, Marigold and Seabee manage a portion of their diesel price risk through hedging activity, with hedges in place through 2022.

SSR Mining Inc.	MD&A Q3 2020 | 27

9.FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of US dollars, except per share and per ounce amounts:

	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Revenue	$225,412	$92,485	$164,463	$177,603	$147,848	$155,149	$126,250	$103,712
Income from mine operations	$83,226	$34,177	$44,783	$58,913	$51,906	$29,827	$30,237	$16,536
Gross margin (1)	37%	37%	27%	33%	35%	19%	24%	16%
Income (loss) before income tax	$49,192	$(8,549)	$29,975	$31,148	$32,981	$13,103	$8,897	$(7,559)
Net income (loss)	$25,113	$(6,276)	$23,976	$19,479	$18,132	$12,414	$5,732	$(2,544)
Attributable net income (loss) to equity holders of SSR Mining	$26,754	$(6,276)	$23,976	$19,479	$20,741	$10,631	$6,464	$(3,486)

Basic attributable net income (loss) per share	$0.19	$(0.05)	$0.19	$0.16	$0.17	$0.09	$0.05	$(0.03)
Diluted attributable net income (loss) per share	$0.19	$(0.05)	$0.19	$0.16	$0.17	$0.09	$0.05	$(0.03)

Gold equivalent ounces sold (2)	115,312	51,559	104,715	114,268	95,112	112,022	93,452	82,439

Average realized gold price ($/oz) (3)	$1,914	$1,722	$1,597	$1,480	$1,480	$1,314	$1,303	$1,230
Average realized silver price ($/oz) (3)	$26.69	$15.45	$17.47	$17.32	$17.31	$14.92	$15.35	$14.42

Cash and cash equivalents	$733,571	$461,716	$398,439	$503,647	$474,479	$452,160	$461,351	$419,212
Total assets	$5,081,054	$1,634,694	$1,612,004	$1,750,107	$1,688,443	$1,650,222	$1,607,142	$1,521,138
Working capital (4)	$1,007,938	$662,864	$646,568	$665,491	$636,310	$599,685	$616,758	$649,865
Non-current liabilities	$1,045,998	$394,736	$377,338	$381,982	$374,697	$370,183	$360,790	$431,908

(1)Gross margin is defined as income from mine operations divided by revenue.
(2)Gold equivalent ounces have been established using the average realized metal prices per ounce of precious metals sold in the period and applied to the recovered silver metal content produced by the mines. Zinc and lead production are not included in gold equivalent ounces produced.
(3)We report the non-GAAP financial measures of average realized metal prices per ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding of these measures, please refer to “Non-GAAP Financial Measures” in Section 13.
(4)Working capital is defined as current assets less current liabilities.

The volatility in revenue over the past eight quarters has resulted from variable precious metals prices, which are not under our control, sales volumes and the addition of Çöpler. There are no significant seasonal fluctuations in the results for the presented periods. Over the past eight quarters, average realized gold prices have ranged between $1,230 and $1,920 per ounce of gold sold and average realized silver prices have ranged between $14.42 and $26.69 per ounce of silver sold. Sales volumes have benefited from generally increasing production at Seabee, normal production variations at Marigold due to its nature as a run-of-mine heap leach operation and increasing production at Puna after commercial production was declared at the Chinchillas mine on December 1, 2018. During the second quarter of 2020, as a result of the temporary suspensions at Seabee and Puna in response to the COVID-19 pandemic, sales volumes decreased significantly, negatively impacting revenue. During the third quarter of 2020, revenue was positively impacted by the Alacer Transaction which added gold sales at Çöpler.

SSR Mining Inc.	MD&A Q3 2020 | 28

REVIEW OF THIRD QUARTER FINANCIAL RESULTS

Three months ended September 30, 2020, compared to the three months ended September 30, 2019
(expressed in thousands of USD, except for per share amounts)

Net income attributable to our shareholders for the three months ended September 30, 2020 was $26.8 million ($0.19 per share), compared to net income of $20.7 million ($0.17 per share) for the three months ended September 30, 2019. The following is a summary and discussion of the significant components of income and expenses recognized during the three months ended September 30, 2020 compared to the same period in the prior year.

	Three months ended September 30,
	2020	2019
Revenue	$225,412	$147,848
Cost of sales
Production costs	(110,846)	(74,615)
Depletion and depreciation	(31,340)	(21,327)
	(142,186)	(95,942)
Income from mine operations	83,226	51,906
General and administrative expenses	(2,100)	(7,602)
Exploration, evaluation and reclamation expenses	(6,087)	(4,413)
Care and maintenance expenses	(6,640)	—
Transaction and integration expenses	(15,674)	—
Operating income	52,725	39,891
Interest and other finance income	2,574	3,994
Interest expense and other finance costs	(7,200)	(8,214)
Other income (expense)	2,753	(1,556)
Foreign exchange loss	(1,660)	(1,134)
Income before income tax	49,192	32,981
Income tax expense	(24,079)	(14,849)
Net income	$25,113	$18,132

Attributable to:
Equity holders of SSR Mining	$26,754	$20,741
Non-controlling interest	$(1,641)	$(2,609)

Revenue

Revenue increased by $77.6 million, or 52%, to $225.4 million for the three months ended September 30, 2020, compared to $147.8 million in the comparative period of 2019. The increase was mainly due to $53.6 million in gold sales at Çöpler for the period from the date we acquired it on September 16, 2020 through the end of the quarter, in addition to higher gold sales at Marigold and higher silver sales at Puna. Gold sales at Marigold were $23.9 million, or 32%, higher due to a 29% increase in the average realized gold price and a 2% increase in the volume of gold ounces sold. Concentrate sales at Puna were $3.4 million, or 11%, higher due to a 54% increase in the average realized silver price, offset partially by a 21% and 11% decrease in the volume of silver ounces and lead pounds sold, respectively, mainly due to the temporary suspension of operations related to the COVID-19 pandemic. Revenue at Puna was also impacted by a positive fair value adjustment in the third quarter of 2020 of $1.9 million on concentrate metal trade receivables, driven by higher silver prices at the end of the third quarter. Gold sales at Seabee were $3.3 million, or 8%, lower due to a 30% decrease in the volume of gold ounces sold as a result of the temporary suspension of operations at the beginning of the third quarter, offset by a 29% increase in the average realized gold price.

SSR Mining Inc.	MD&A Q3 2020 | 29

Production costs

Production costs increased by $36.2 million, or 49%, to $110.8 million for the three months ended September 30, 2020, compared to $74.6 million in the comparative period of 2019. The increase in production costs was mainly due to $40.7 million in production costs at Çöpler, which includes $23.7 million from the sale of finished goods inventory that had been recognized at fair value upon acquisition. Further impacting production costs were 12% higher costs at Marigold, offset partially by 42% lower production costs at Puna due to a 21% decrease in silver sales volume and a 28% decrease in cost per silver ounce sold. At Seabee, production costs were similar with the comparative period as the impact of lower gold ounces sold was offset by higher average unit costs.

Depletion and depreciation

Three months ended September 30,	2020	2019	Change
Depletion and depreciation ($000s)	$31,340	$21,327	47%
Gold equivalent ounces sold	115,312	95,112	21%
Depletion and depreciation per gold equivalent ounce sold	$272	$224	21%

Depletion and depreciation costs increased by $10.0 million, or 47%, to $31.3 million for the three months ended September 30, 2020 compared to $21.3 million for the comparative period of 2019. The increase in depreciation and depletion costs was mainly due to $8.9 million in depletion and depreciation at Çöpler, which includes $2.3 million related to depletion of mineral properties recognized at fair value upon acquisition.

General and administrative expenses

General and administrative expenses for the three months ended September 30, 2020 were $2.1 million compared to $7.6 million for the comparative period of 2019. The decrease is mainly due to lower share-based compensation expense. For the three months ended September 30, 2020, general and administrative share-based compensation expense was a recovery of $3.8 million compared to an expense of $3.5 million for the comparative period of 2019. Share-based compensation expense decreased primarily due to a 14% decrease in our common share price at the end of the third quarter of 2020 compared to the end of the second quarter of 2020, impacting the valuation of our cash-settled share-based compensation. This decrease was partially offset by general and administrative expenses related to the Replacement Units issued in connection with the Alacer Transaction for the period from acquisition on September 16, 2020 through September 30, 2020.

Exploration, evaluation and reclamation expenses

Exploration, evaluation and reclamation costs increased by $1.7 million to $6.1 million for the three months ended September 30, 2020 compared to $4.4 million for the comparative period of 2019. The expenditures incurred during the third quarter of 2020 mainly related to greenfield exploration work performed at our Trenton Canyon property in Nevada, which was acquired in the second quarter of 2019, in addition to greenfield exploration work at Seabee and Çöpler. The expenditures incurred during the third quarter of 2019 mainly related to greenfield exploration work performed at Seabee.

Care and maintenance expenses

Care and maintenance expenses for the three months ended September 30, 2020 were $6.6 million compared to nil for the comparative period of 2019. Operations at Seabee successfully re-started in the third quarter of 2020 following a temporary suspension that began near the end of the first quarter. Operations at Puna also re-started during the third quarter of 2020 after being suspended near the end of the first quarter, however activities were again temporarily suspended in September due an increase in COVID-19 infection rates in the province of Jujuy. During the temporary suspensions of operations, we incurred certain costs at each of the sites to provide care and maintenance activities. These costs were identified and recognized as care and maintenance expenses in our condensed consolidated interim statements of income. For the three months ended September 30, 2020, we recognized $0.7 million and $5.9 million in care and maintenance expenses at Seabee and Puna, respectively.

SSR Mining Inc.	MD&A Q3 2020 | 30

Transaction and integration expenses

Transaction and integration expenses for the three months ended September 30, 2020 were $15.7 million compared to nil for the comparative period of 2019. These costs are associated with the Alacer Transaction.

Interest and other finance income

For the three months ended September 30, 2020, interest and other finance income was $2.6 million compared to $4.0 million for the comparative period of 2019. Interest income relates primarily to interest earned on our cash balances. In accordance with our investment policy, we invest our cash in short-term investments or high interest savings accounts with maturities of 90 days or less. The decrease in interest and other finance income is mainly due a lower rate of interest earned on short-term investments.

Interest expense and other finance costs

Three months ended September 30,	2020	2019
Interest expense on debt	$5,997	$6,271
Accretion of reclamation and closure cost provision	895	1,314
Interest expense on moratorium liability	169	281
Other	139	348
	$7,200	$8,214

For the three months ended September 30, 2020, interest expense and other finance costs were $7.2 million compared to $8.2 million for the comparative period of 2019. The decrease is mainly due to lower interest expense on our convertible notes due to the redemption of our remaining 2013 Notes during the first quarter of 2020, offset partially by interest on debt at Çöpler for the period from the date of acquisition of Alacer on September 16, 2020 through September 30, 2020.

Foreign exchange loss

For the three months ended September 30, 2020, we recognized a foreign exchange loss of $1.7 million compared to a foreign exchange loss of $1.1 million for the comparative period of 2019. Our main foreign exchange exposures are related to net monetary assets and liabilities denominated in ARS, CAD and TRY. During the three months ended September 30, 2020, the foreign exchange loss was mainly due to a weakening of the ARS against the USD and its impact on our ARS-denominated assets at Puna. During the three months ended September 30, 2019, the foreign exchange loss was mainly due to a weakening of the ARS in which our value-added tax ("VAT") receivable is denominated, partially offset by our declining moratorium liability.

Income tax expense

For the three months ended September 30, 2020, we recognized an income tax expense of $24.1 million compared to an income tax expense of $14.8 million for the comparative period of 2019. The tax expense in the third quarter of 2020 was a result of profitable operations at all of our mines, as well as gold and metal concentrate sales activities in Canada, in addition to the impact of general and administrative expenses incurred in Canada. Income tax expense for the third quarter of 2020 includes deferred tax expense of $14.1 million relating to the impact of changes in foreign exchange rates on foreign currency denominated tax base principally at Çöpler.

The income tax expense for the three months ended September 30, 2019 was a result of profitable operations at the Marigold and Seabee, as well as the gold and metal concentrate sales activities in Canada, offset by general and administrative expenses in Canada.

SSR Mining Inc.	MD&A Q3 2020 | 31

Other comprehensive income

For the three months ended September 30, 2020, we recognized total other comprehensive income of $5.1 million compared to total comprehensive income of $10.0 million for the comparative period of 2019. In the third quarter of 2020, we recognized a gain, net of tax, of $4.4 million on marketable securities compared to a gain, net of tax, of $10.0 million for the comparative period of 2019, as well as an unrealized gain on the effective portion of our derivatives, net of tax, of $0.5 million compared to an unrealized gain, net of tax, of $0.02 million for the comparative period of 2019, mainly due to changes in diesel and currency prices relative to our hedge contract prices, as well as the impact of additional hedges executed in the first quarter of 2020 that extend through 2022. We also reclassified realized losses on our derivative hedges of $1.2 million to net income in the third quarter of 2020 compared to the reclassification of nil losses for the comparative period of 2019.

Nine months ended September 30, 2020, compared to the nine months ended September 30, 2019
(expressed in thousands of USD, except for per share amounts)

Net income attributable to our shareholders for the nine months ended September 30, 2020 was $44.5 million ($0.35 per share), compared to net income of $37.8 million ($0.31 per share) in the same period of 2019. The following is a summary and discussion of the significant components of income and expenses recognized during the nine months ended September 30, 2020 compared to the same period in the prior year.

	Nine months ended September 30,
	2020	2019
Revenue	$482,360	$429,247
Cost of sales
Production costs	(249,071)	(240,631)
Depletion and depreciation	(71,103)	(76,646)
	(320,174)	(317,277)
Income from mine operations	162,186	111,970
General and administrative expenses	(17,576)	(20,687)
Exploration, evaluation and reclamation expenses	(16,054)	(12,173)
Care and maintenance expenses	(27,697)	—
Transaction and integration expenses	(18,479)	—
Operating income	82,380	79,110
Interest and other finance income	5,909	10,241
Interest expense and other finance costs	(19,210)	(24,053)
Loss on redemption of convertible debt	—	(5,423)
Other income (expense)	2,342	(4,168)
Foreign exchange loss	(803)	(726)
Income before income tax	70,618	54,981
Income tax expense	(27,805)	(18,703)
Net income	$42,813	$36,278

Attributable to:
Equity holders of SSR Mining	$44,454	$37,836
Non-controlling interest	$(1,641)	$(1,558)

SSR Mining Inc.	MD&A Q3 2020 | 32

Revenue

Revenue increased by $53.1 million, or 12%, to $482.4 million for the nine months ended September 30, 2020, compared to $429.2 million in the comparative period of 2019. The increase was mainly due to $53.6 million gold sales at Çöpler from the date we acquired Alacer on September 16, 2020 through September 30, 2020, and a $45.5 million increase in gold sales at Marigold, partially offset by a decrease of $27.3 million in gold sales at Seabee and lower silver sales at Puna. At Marigold, gold sales were 20% higher due to a 28% increase in the average realized gold price, partially offset by a 6% decrease in the volume of gold ounces sold. At Seabee, gold sales were 25% lower due to a 41% decrease in the volume of gold ounces sold, offset partially by a 27% increase in the average realized gold price. At Puna, concentrate sales were 20% lower primarily due to a 29% decrease in the volume of silver ounces sold, partially offset by a 29% increase in the average realized silver price. Puna's revenue for the nine months ended September 30, 2020 included a negative fair value adjustment of $4.2 million on concentrate metal trade receivables. The lower sales volumes at Seabee and Puna were due to the impact of the temporary suspensions of operations related to COVID-19.

Production costs

Production costs increased by $8.4 million, or 4%, to $249.1 million for the nine months ended September 30, 2020, compared to $240.6 million in the comparative period of 2019. The increase in production costs was due to $40.7 million in added production costs at Çöpler, which includes $23.7 million from the sale of finished goods inventory that had been recognized at fair value upon acquisition, partially offset by lower production costs at each of our mine operations. At Marigold, production costs were 2% lower due to 6% lower sales volumes, while production costs were 29% lower at both Seabee and Puna, due mainly to the temporary suspension of operations due to COVID-19 during the second quarter and part of the third quarter of 2020.

Depletion and depreciation

Nine months ended September 30,	2020	2019	Change
Depletion and depreciation ($000s)	$71,103	$76,646	(7)%
Gold equivalent ounces sold	271,315	300,586	(10)%
Depletion and depreciation per gold equivalent ounce sold	$262	$255	3

Depletion and depreciation expense decreased by $5.5 million, or 7%, to $71.1 million for the nine months ended September 30, 2020 compared to $76.6 million for the comparative period of 2019. The decrease is due primarily to 41% lower gold sales volume at Seabee as a result of the temporary suspension of operations and the impact of a higher average depletable reserve base at Marigold, resulting in a decrease in depletion and depreciation per gold ounce sold, offset partially by $8.9 million of added depletion and depreciation at Çöpler, which includes $2.3 million related to depletion of mineral properties recognized at fair value upon acquisition.

General and administrative expenses

General and administrative expenses for the nine months ended September 30, 2020 were $17.6 million compared to $20.7 million for the comparative period 2019. The decrease was mainly due to lower share-based compensation expense. For the nine months ended September 30, 2020, share-based compensation was an expense of $2.0 million compared to an expense of $7.5 million for the comparative period of 2019. Share-based compensation expense decreased mainly due to the impact of a decrease in our common share price at the end of the third quarter of 2020, in addition to the settlement of cash-settled performance share units at the beginning of the first quarter of 2020.

Exploration, evaluation and reclamation expenses

Exploration, evaluation and reclamation costs increased by $3.9 million to $16.1 million for the nine months ended September 30, 2020 compared to $12.2 million for the comparative period of 2019. The expenditures incurred during the nine months ended September 30, 2020 mainly related to greenfield exploration work performed at our Trenton Canyon property in Nevada, which was acquired in 2019, and at Seabee. The expenditures incurred during the nine months ended September 30, 2019 mainly related to greenfield exploration work performed at Seabee.

SSR Mining Inc.	MD&A Q3 2020 | 33

Care and maintenance expenses

Care and maintenance expenses for the nine months ended September 30, 2020 were $27.7 million compared to nil for the comparative period of 2019. Operations at Seabee successfully re-started at the beginning of the third quarter of 2020 following a temporary suspension that began near the end of the first quarter. Operations at Puna also re-started during the third quarter of 2020 after being suspended near the end of the first quarter, however activities were again temporarily suspended in September due an increase in COVID-19 infection rates in the province of Jujuy. During the temporary suspensions, we incurred certain costs at each of the sites to provide care and maintenance activities. These costs were identified and recognized as care and maintenance expenses in our condensed consolidated interim statements of income. For the nine months ended September 30, 2020, we recognized $11.8 million and $15.9 million in care and maintenance expenses at Seabee and Puna, respectively.

Transaction and integration expenses

Transaction and integration expenses for the nine months ended September 30, 2020 were $18.5 million compared to nil for the comparative period of 2019. These costs are associated with the Alacer Transaction.

Interest and other finance income

Interest and other finance income for the nine months ended September 30, 2020 was $5.9 million compared to $10.2 million for the comparative period of 2019. The decrease in interest and other finance income is mainly due to a significant decrease in the rate of interest earned on short-term investments.

Interest expense and other finance costs

Nine months ended September 30,	2020	2019
Interest expense on debt	$14,301	$17,694
Accretion of reclamation and closure cost provision	2,803	2,979
Interest expense on moratorium liability	1,109	2,331
Other	997	1,049
	$19,210	$24,053

Interest expense and other finance costs for the nine months ended September 30, 2020 were $19.2 million compared to $24.1 million for the comparative period of 2019. The decrease is mainly due to lower interest expense on our convertible notes due to the redemption of our remaining 2013 Notes during the first quarter of 2020, in addition to lower interest and accretion expense on Puna's moratorium liability as a result of principal repayments made and a weakening of the ARS compared to the comparative period of 2019.

Loss on redemption of convertible debt

In the first quarter of 2019, we repurchased $150 million of the outstanding $265 million of our 2013 Notes. Upon repurchase, we recognized a loss of $5.4 million, which represents the difference between the estimated fair value of the debt portion repurchased and the book value of the repurchased 2013 Notes.

Foreign exchange loss

For the nine months ended September 30, 2020, we recognized a foreign exchange loss of $0.8 million compared to a foreign exchange loss of $0.7 million for the comparative period of 2019. Our main foreign exchange exposures are related to net monetary assets and liabilities denominated in TRY, ARS and CAD. During the nine months ended September 30, 2020, we recognized a foreign exchange loss due to a weakening of the ARS and its impact on our ARS-denominated assets at Puna, offset partially by a foreign exchange gain on our corporate CAD-denominated liabilities during the first quarter of 2020, as the CAD weakened, in addition to a foreign exchange gain on corporate-denominated cash and cash equivalents balance during the second and third quarters of 2020 as the CAD strengthened. During the nine months ended September 30, 2019, the foreign exchange loss was due mainly a weakening of the ARS and its impact on our ARS denominated assets at Puna.

SSR Mining Inc.	MD&A Q3 2020 | 34

Income tax expense

For the nine months ended September 30, 2020, we recognized an income tax expense of $27.8 million compared to an income tax expense of $18.7 million in the comparative period of 2019. The tax expense for the nine months ended September 30, 2020 is a result of profitable operations at Çöpler, Marigold and Seabee, in addition to gold and metal concentrate sales activities in Canada, offset partially by the impact of care and maintenance expenses related to the temporary suspension of operations at Seabee and Puna, as well as the impact of general and administrative expenses incurred in Canada. Income tax expense for the nine months ended September 30, 2020 includes a deferred tax expense of $20.6 million associated with the impact of foreign exchange rate changes on foreign currency denominated deferred tax balances.

The income tax expense for the nine months ended September 30, 2019 was a result of profitable operations at Marigold and Seabee, as well as gold and metal concentrate sales activities in Canada, offset by general and administrative expenses in Canada and a tax recovery from the redemption of the 2013 Notes.

Other comprehensive income

For the nine months ended September 30, 2020, we recognized total other comprehensive income of $5.4 million compared to total comprehensive income of $18.9 million for the comparative period of 2019. We recognized a gain, net of tax, of $10.4 million on marketable securities in the nine months ended September 30, 2020 compared to a gain, net of tax, of $17.3 million for the comparative period of 2019, mainly due to changes in the fair value of our investment in SilverCrest prior to our divestment in the second quarter of 2020. Additionally, we recognized an unrealized loss on the effective portion of our derivatives, net of tax, of $8.2 million compared to an unrealized gain, net of tax, of $1.6 million for the comparative period of 2019, mainly due to changes in diesel and currency prices relative to our hedge contract prices, as well as the impact of additional hedges executed in the first quarter of 2020 that extend through 2022. We also reclassified realized losses of $3.3 million on our derivative hedges to net income during the nine months ended September 30, 2020 compared to the reclassification of nil losses for the comparative period of 2019.

10.LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes our cash flow activity:

(figures expressed in $000s)	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Cash generated by operating activities	$44,099	$54,780	$131,232	$93,927
Cash generated by (used in) investing activities	245,106	(29,308)	234,889	(108,025)
Cash (used in) generated by financing activities	(17,077)	294	(136,266)	72,443
Effect of foreign exchange rate changes on cash and cash equivalents	(273)	(3,447)	69	(3,078)
Increase in cash and cash equivalents	271,855	22,319	229,924	55,267
Cash and cash equivalents, beginning of period	461,716	452,160	503,647	419,212
Cash and cash equivalents, end of period	$733,571	$474,479	$733,571	$474,479

Cash generated by operating activities

In the third quarter of 2020, cash generated by operating activities was $44.1 million compared to cash generated by operating activities of $54.8 million in the third quarter of 2019. The decrease in cash generated by operating activities compared to the comparative period of 2019 is mainly due to a $16.8 million impact from changes in working capital, driven by an increase in trade and other receivables attributable to concentrate trade receivables at Puna, as well as a decrease in cash associated with the payment of trade and other payables assumed on the acquisition of Alacer. These impacts were partially offset by the impact of selling finished goods inventory at Çöpler and higher realized gold prices at Marigold.

SSR Mining Inc.	MD&A Q3 2020 | 35

10.LIQUIDITY AND CAPITAL RESOURCES (continued)

For the nine months ended September 30, 2020, cash generated by operating activities was $131.2 million compared to cash generated by operating activities of $93.9 million for the comparative period of 2019. The increase in cash generated by operating activities compared to the comparative period of 2019 is mainly due to the impact of gold sales at Çöpler, higher realized gold prices at Marigold and the impact of changes in working capital, driven by the collection of our concentrate trade receivables at Puna, offset partially by the impact of the temporary suspensions at Seabee and Puna, in addition to a decrease in cash associated with the payment of trade and other payables assumed on acquisition of Alacer.

Cash generated by (used in) investing activities

In the third quarter of 2020, cash generated by investing activities was $245.1 million compared to cash used in investing activities of $29.3 million in the third quarter of 2019. The increase in cash generated by investing activities compared to the comparative period of 2019 is mainly due to $270.4 million of cash and cash equivalents acquired in the Alacer Transaction in September 2020. In the third quarter of 2020 relative to 2019, we also invested $6.9 million more in underground mine development at Seabee due to planned capital spending during the temporary mine closure, offset partially by $4.0 million lower capital spend at Puna due to the completion of the Chinchillas mine build in the fourth quarter of 2019.

For the nine months ended September 30, 2020, cash generated by investing activities was $234.9 million compared to cash used in investing activities of $108.0 million for the nine months ended September 30, 2019. The increase in cash generated by investing activities compared to the comparative period of 2019 is mainly due to $270.4 million of cash and cash equivalents acquired in the Alacer Transaction in September 2020, the receipt of proceeds on the sale of marketable securities of $97.1 million, driven by the divestment of our equity position in SilverCrest during the second quarter of 2020, offset partially by $29.6 million in purchases of marketable securities. For the nine months ended September 30, 2020, we invested $28.8 million more in plant and equipment compared to the comparative period of 2019, mainly due to the planned purchase of mining equipment at Marigold and Seabee. The increased investment in plant and equipment was offset by a decrease in investment in mineral properties by $22.0 million related to the purchase of the Trenton Canyon and Buffalo Valley properties in the second quarter of 2019.

Cash (used in) generated by financing activities

In the third quarter of 2020, cash used in financing activities was $17.1 million compared to cash generated by financing activities of $0.3 million for the third quarter of 2019. The increase in cash used in financing activities is mainly due to an $18 million increase in repayments of principal and interest on debt assumed on the acquisition of Alacer on September 16, 2020.

Cash used in financing activities was $136.3 million for the nine months ended September 30, 2020, compared to cash generated by financing activities of $72.4 million for the comparative period of 2019. For the nine months ended September 30, 2020, we redeemed our remaining outstanding 2013 Notes for $115.0 million and paid principal and interest of $20.0 million mainly related to our term loan (the "Term Loan"). For the nine months ended September 30, 2019, we repurchased a portion of our 2013 Notes for $152.3 million and issued our 2.50% convertible senior notes due in 2039 (the "2019 Notes") for net proceeds of $222.9 million and paid interest of $8.4 million on our 2019 Notes.

Liquidity

At September 30, 2020, we had $733.6 million of cash and cash equivalents, an increase of $229.9 million from December 31, 2019, mainly due to $270.4 million of cash and cash equivalents acquired in the Alacer Transaction. At September 30, 2020, our working capital position was $1,007.9 million, an increase of $342.4 million from $665.5 million at December 31, 2019.

We manage our liquidity position with the objective of ensuring sufficient funds are available to meet planned operating requirements and providing support to fund strategic growth initiatives.

SSR Mining Inc.	MD&A Q3 2020 | 36

10.LIQUIDITY AND CAPITAL RESOURCES (continued)

Our cash balance at September 30, 2020, along with projected operating cash flows, are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A.

On a longer-term basis, we continue to focus on capital allocation and our cost reduction strategy, while also implementing various optimization activities at our operations to improve the cash generating capacity of each operation.

At September 30, 2020, we held $718.8 million of our cash and cash equivalents balance in USD. Additionally, $5.3 million of cash and cash equivalents was held in ARS and $1.3 million was held in TRY. All cash is invested in short-term investments or high interest savings accounts under our investment policy with maturities of 90 days or less, providing us with sufficient liquidity to meet our foreseeable corporate needs.

Capital Resources
Our objectives when managing capital are to:
▪safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives; and
▪maintain a flexible capital structure which lowers our cost of capital.

In assessing our capital structure, we include the components of shareholders’ equity, our 2019 Notes, our Term Loan and our credit facility. In order to facilitate the management of capital requirements, we prepare annual budgets and continuously monitor and review actual and forecasted cash flows. The annual budget is monitored and approved by our Board of Directors. To maintain or adjust the capital structure, we may, from time to time, issue new shares or debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to meet our business requirements for a minimum of twelve months.

Holders of our 2013 Notes had the right to surrender their 2013 Notes for purchase by us at their option any time before January 31, 2020. As of the expiration of the Put Option, $49,000 aggregate principal amount of the 2013 Notes were put to us and redeemed, and $4,000 of 2013 Notes were converted to equity.

On March 30, 2020, we redeemed our remaining outstanding 2013 Notes at par, plus accrued and unpaid interest. Such redemption consisted of an aggregate principal amount of $115.0 million plus accrued interest of $0.5 million in exchange for payment of cash $115.5 million and equity of $2,000.

Our 2019 Notes, which were issued on March 19, 2019, mature on April 1, 2039 and bear an interest rate of 2.50% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. The 2019 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the 2019 Notes may be entitled to an increased conversion rate. The 2019 Notes are convertible into our common shares at an initial conversion rate of 54.1082 common shares per $1,000 principal amount of 2019 Notes converted, representing an initial conversion price of $18.48 per common share.

On June 3, 2020, we amended our existing credit agreement to extend the maturity of our $75.0 million senior secured revolving credit facility with a $25.0 million accordion for one year to June 8, 2021. Amounts that are borrowed under the Credit Facility will incur variable interest at London Interbank Offered Rate plus an applicable margin ranging from 2.25% to 3.75% determined based on our net leverage ratio, along with a utilization fee. As of September 30, 2020, we were in compliance with externally-imposed financial covenants in relation to our credit facility. Our 2019 Notes do not contain any financial covenants.

Our capital structure also includes a Term Loan with a syndicate of lenders (BNP Paribas (Suisse) SA, ING Bank NV, Societe Generale Corporate & Investment Banking and UniCredit S.P.A.) that we assumed in connection with the acquisition of Alacer. As at September 30, 2020, the Term Loan had a carrying value of $227.5 million. The Term Loan has interest rates of LIBOR plus a fixed interest rate margin in the range of 3.50% to 3.70%, depending on the tranche. The Term Loan has no mandatory hedging or cash sweep requirements, no pre-payment penalties, and final repayment is scheduled in the fourth quarter of 2023. While no mandatory hedging is required, discretionary hedging to fix the LIBOR rate is implemented on approximately 42% of the outstanding debt balance through the duration of the interest rate hedge program which completes at the end of 2021. Restricted cash accounts must also be maintained over the term of the Term Loan. As of September 30, 2020, we were in compliance with all aspects of the Term Loan.

SSR Mining Inc.	MD&A Q3 2020 | 37

10.LIQUIDITY AND CAPITAL RESOURCES (continued)

There have been no significant changes in our operating and capital commitments and the remaining contractual maturities of our financial liabilities at September 30, 2020 as compared to those disclosed in our December 31, 2019 MD&A except for the commitments and contractual payments described below.

a.Term Loan

The table below summarizes the remaining contractual maturities of the Term Loan. The amounts shown are the contractual undiscounted cash flows which include payments for both principal and interest:

($000's)	Less than one year	1 - 3 years	4 - 5 years	After 5 years	Total
Term Loan maturities	$77,599	$147,294	$17,671	$—	$242,564

b.Lease liabilities

The table below summarizes the contractual undiscounted cash flows related to lease liabilities as at September 30, 2020:

($000's)	Less than one year	1 - 3 years	4 - 5 years	After 5 years	Total	Carrying amount
Total contractual obligations	$12,443	$23,481	$22,660	$157,955	$216,539	$123,777

The difference between the total contractual undiscounted cash flows related to lease payments to vendors and lessors and the carrying amount of the lease liability is the interest related to the lease liability.

As at September 30, 2020, we had 219,362,682 common shares and 1,656,013 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$5.83 and C$29.09 per share.

Outstanding share data

Our authorized capital consists of an unlimited number of common shares without par value. As at November 11, 2020, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		CAD $	(years)
Capital stock	219,471,402
Stock options	1,547,293	5.83 - 29.09	0.06 - 6.54
Other share-based compensation awards	1,523,253		0.15 - 9.14
Fully diluted	222,541,948

11.FINANCIAL INSTRUMENTS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.

We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable securities values and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.

SSR Mining Inc.	MD&A Q3 2020 | 38

11.FINANCIAL INSTRUMENTS (continued)

The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks. There were no significant changes to our exposures to these risks or the management of our exposures during the nine months ended September 30, 2020, except as noted below.

a)Market Risk

This is the risk that the fair values of financial instruments will fluctuate due to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.

(i)   Price Risk

This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations depends on the metal prices for gold, silver, lead and zinc and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:

▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation;
▪political and economic conditions, including interest rates and currency values; and
▪economic and other conditions arising from the COVID-19 pandemic.

The principal financial instruments that we hold which are impacted by commodity prices are our concentrate trade receivables. The majority of our concentrate sales agreements are subject to pricing terms that settle within one to four months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.

We have not hedged the price of any precious metals as part of our overall corporate strategy.

We hedge a portion of our diesel consumption to reduce the price risk associated with these future costs. We execute swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at Seabee, we purchase annual consumable supplies in advance at prices which are generally fixed at the time of purchase, not during period of use.

During the first quarter of 2020, we entered into additional diesel hedges maturing in 2021 and 2022, which reduce our exposure to diesel price risk.

(ii) Currency Risk

Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange rate gains and losses in these situations impact earnings.

We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the USD is managed.

During the first quarter of 2020, we entered into additional CAD/USD foreign currency hedges maturing in 2021 and 2022, which reduce our exposure to currency risk.

SSR Mining Inc.	MD&A Q3 2020 | 39

11.FINANCIAL INSTRUMENTS (continued)

Effective September 2, 2019, Argentina introduced new Central Bank regulations which require export proceeds to be converted into Argentine pesos within five business days of such proceeds entering the country. These provisions were intended to be temporary until December 31, 2019, however, the provisions remained in effect as at September 30, 2020. While these provisions remain in effect, we are unable to hold funds in Argentina in USD, which may increase our risk exposure to the Argentine peso, depending on the overall cash position within the country, which is currently minimal.

The TRY continued to depreciate during the third quarter following concerns relating to the depletion of Turkish foreign exchange reserves, sharply negative real interest rates and geopolitical tensions in the region and with traditional western allies. At the end of the third quarter, the Turkish Central Bank unexpectedly lifted the benchmark interest rate by 2% to 10.25%, providing support for the TRY. Subsequent to quarter-end, the TRY has reached a further low against the USD as the Turkish Central Bank decided to keep interest rates unchanged, thus putting further downward pressure on the currency. While a weaker Turkish currency is generally positive for Çöpler's operating costs, we expect Turkish inflation rates to be higher in response, which would largely offset the currency devaluation benefits. The weakening currency also impacts the USD value of assets denominated in TRY. We currently do not hedge our exposure to TRY.

(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. We hold a portion of cash and cash equivalents and restricted cash in bank accounts that earn variable interest rates. Short-term investments are purchased at market interest rates and result in fixed yields to maturity. Interest expense on our Term Loan is based on a variable interest rate of LIBOR plus 3.5% to 3.7%. Other financial assets and liabilities in the form of receivables, payables, and provisions are non-interest bearing. Future net cash flows from interest income on cash and cash equivalents, restricted cash, and interest expense on variable rate borrowings will be affected by interest rate fluctuations. We manage interest rate risk by maintaining an investment policy for short-term investments and cash held in banks, which focuses on preservation of capital and liquidity.
We have interest rate swaps to limit exposure to the impact of the variable LIBOR interest rate volatility. As of September 30, 2020, approximately 42% of the outstanding Term Loan balance is currently covered through interest rate swap contracts through the duration of the interest rate hedge program, ending in the fourth quarter of 2021.
The 2019 Notes have fixed interest rates and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the 2019 Notes, but because we account for the 2019 Notes at amortized cost, there would be no impact on our financial results.
During the first quarter of 2020, we redeemed the remaining outstanding 2013 Notes. The redemption of the 2013 Notes decreased our exposure to changes in the fair value of debt.

b)Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:

(i) Credit risk related to financial institutions and cash deposits

Under our investment policy, investments are made only in highly-rated financial institutions and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

(ii) Credit risk related to trade receivables

We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk through provisional payments of approximately 75% of the value of the concentrate shipped and through transacting with multiple counterparties.

SSR Mining Inc.	MD&A Q3 2020 | 40

11.FINANCIAL INSTRUMENTS (continued)

(iii) Credit risk related to other financial assets

Our credit risk with respect to other financial assets includes deferred consideration following the sales of various mineral properties. We have security related to these payments in the event of default.

We have credit risk through our VAT receivables and other receivables balance that is collectible from the governments of Turkey and Argentina. With respect to VAT in Turkey, the balance is expected to be recoverable in full. With respect to VAT in Argentina, the balance is expected to be recoverable in full; however, due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved. Management monitors its exposure to credit risk on a continual basis.

c)Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.

A detailed discussion of our liquidity position as at September 30, 2020 is included in Section 10.

12.RISKS AND UNCERTAINTIES

The mining industry involves many risks which are inherent to the nature of the business, global economic trends and economic, environmental and social conditions in the geographical areas of operation. As a result, we are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position. We continuously assess and evaluate these risks and seek to minimize them by implementing high operating standards and processes to identify, assess, report and monitor risks across our organization.

For a comprehensive list of other known risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov. Subsequent to the filing of the Annual Information Form and Annual Report, we completed the acquisition of Alacer on September 16, 2020. While many of the risks and uncertainties in our Annual Information Form and Annual Report also apply to Alacer’s business, additional material risks and uncertainties specific to Alacer’s business are set out below under the heading “Risks associated with the Alacer Transaction”.

Risks associated with the COVID-19 pandemic

The COVID-19 pandemic adversely impacted our operations, including production and operating income in the first half of 2020, particularly at Seabee and Puna where operations were temporarily suspended on March 25, 2020 and March 20, 2020, respectively, before entering into phased restart processes. Çöpler and Marigold continued to operate with limited impact from COVID-19, and we have implemented numerous measures intended to protect our workforce, including ensuring physical distancing and providing additional protective equipment, including, in respect of Çöpler, an Infectious Diseases Management Outbreak plan, which provides for, in addition to physical distancing and protective equipment, screening, quarantine and treatment plans and logistics and supply chain planning, among other things. While all our mines are currently operating at expected levels, there is no guarantee that our operations will not be the subject of new or additional suspensions or closures, in whole or in part, in the future.

SSR Mining Inc.	MD&A Q3 2020 | 41

12.RISKS AND UNCERTAINTIES (continued)

The initial global responses to the COVID-19 pandemic have led to significant restrictions on travel, temporary business closures, quarantines, stock market volatility, supplier and vendor uncertainty and a general reduction in global consumer activity. The effects of the COVID-19 pandemic are still evolving, and governments may introduce new, or modify existing, laws, regulations, decrees or other orders that could impact our operations or affect our employees, suppliers, local communities, customers, and other stakeholders. In addition, there is the risk that the responses of the relevant governments may be insufficient to contain the impact of the COVID-19 pandemic, which could further impact our ability to operate. Further, there is the risk that one or more of our employees, contractors or community members could contract COVID-19 or be directly affected by someone who does contract COVID-19 and is required to self-isolate. This could impact our workforce, our ability to operate at that location and the health of the surrounding community. We have implemented what we believe to be the necessary protocols in each of our jurisdictions in which we operate in order to adequately respond to developments relating to the COVID-19 pandemic, including to further protect the health and safety of our workforce, their families and neighboring communities. However, with the uncertainties surrounding the rapid development of the COVID-19 pandemic and the resulting implications globally, there is no assurance that any protocols that have been or that may be put in place will mitigate the risks or that they will not cause us to experience less favorable economic and/or health and safety outcomes.

Finally, while the COVID-19 pandemic has adversely impacted our operations in the short term, it is difficult to predict the long term impact on the global economy, which could in turn materially adversely affect our operations, financial results and/or liquidity position. These risks include, but are not limited to, operational and supply chain delays and disruptions, labour shortages, social unrest, breach of material contracts and customer agreements, increased insurance premiums and/or taxes, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, international economic and political conditions, international or regional consumptive patterns, expectations on inflation or deflation, interest rates, capital markets volatility, or other unknown but potentially significant impacts, including the possibility of a significant protracted economic downturn, including a global recession. These factors may impact, among other things, our operating plans, production, liquidity and cash flows, valuation of our long-lived assets, the broader market and the trading price of our common shares.

Given the uncertainty of the duration and magnitude of the impact of the COVID-19 pandemic, our future operations, including production and cash cost estimates, are subject to a higher than normal degree of risk and uncertainty. It is unknown whether and how our operations may be affected if the COVID-19 pandemic persists for an extended period of time. Should the duration, spread or intensity of the COVID-19 pandemic further develop in 2020, our business, financial condition and results of operations could be more significantly impacted.

Risk associated with the Alacer Transaction

Risks associated with the integration of SSR Mining and Alacer

The completion of the Alacer Transaction is expected to result in, among other benefits, increased gold production, the realization of synergies resulting from the consolidation of Alacer and SSR Mining, a greater ability to fund growth and enhanced growth opportunities. These anticipated benefits will depend in part on whether our operations can be integrated in an efficient and effective manner. There may be resulting challenges to management in respect of the integration of systems and personnel between Alacer and SSR Mining and the potential for unanticipated liabilities, unanticipated costs and loss of key employees. As a result of these factors, our operations could be adversely affected and the synergies expected from the Alacer Transaction may not be realized or could be adversely affected.

Risks related to foreign currency exchange rate fluctuation in Turkey

Currency fluctuations may affect our capital costs and the costs that we incur at our operations in Turkey. Gold is sold throughout the world based principally on a USD price, but a portion of SSR Mining’s expenses are now incurred in, amongst others, TRY. The appreciation of foreign currencies, particularly the TRY against the USD, would increase the costs of gold production at properties located in Turkey, which could materially and adversely affect our earnings and financial condition.

SSR Mining Inc.	MD&A Q3 2020 | 42

12.RISKS AND UNCERTAINTIES (continued)

Risks associated with hedging activities

Precious metals prices, foreign currency rates, and costs of materials and consumables associated with exploration, development and mining activities are subject to frequent, unpredictable and substantial volatility which is beyond our control. We currently have a LIBOR interest rate hedge in place in relation to our Term Loan inherited from Alacer and we may engage in further hedging activities in the future. Hedging activities are intended to mitigate exposure to fluctuations in the price of precious metals, foreign currencies, materials and consumables. Certain precious metals hedging strategies may protect a company against lower prices, they may also limit the price that can be realized on precious metal that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. Similarly, hedges of foreign currencies, materials and consumables may protect a company against adverse currency variances and rising costs but may result in losses if currency rates and costs move counter to a company’s hedge position. Hedging activities may be uneconomic due to numerous factors and no assurances can be made that hedging will effectively mitigate risks as intended.

Risks associated with the Term Loan assumed in the Alacer Transaction

Our indirect wholly-owned subsidiary, Anagold, may not be able to generate sufficient cash to service its current and future indebtedness, including the secured project Term Loan assumed through the Alacer Transaction, and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful. Anagold’s ability to make scheduled payments on or refinance its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. Anagold may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium (if any) and interest on our indebtedness. If Anagold’s cash flows and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. Anagold may not be able to affect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow it to meet its scheduled debt service obligations. Anagold’s $228 million secured project Term Loan will restrict its ability to dispose of assets and use the proceeds from those dispositions and may also restrict its ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. Anagold may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. Furthermore, Anagold’s failure to comply with covenants in the Term Loan could result in an event of default.

Geopolitical risks associated with operations in Turkey

Certain of our operations are currently conducted in Turkey, and, as such, as is common in other mining jurisdictions, these operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include but are not limited to: fluctuations in currency exchange rates; high rates of inflation; labor unrest; disputes or strikes related to collective labor agreements; terrorism; war or civil commotion and unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; corruption; unstable legal system; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions (both internal and external to Turkey) and social unrest.

Any changes in regulations or shifts in political attitudes in this foreign jurisdiction are beyond our control and may adversely affect our business. Future exploration, development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to, among other things, restrictions on production, export controls, income taxes, land use and water use. The effect of these factors cannot be accurately predicted.

Operations may also be affected in varying degrees by the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on our operations or profitability.

SSR Mining Inc.	MD&A Q3 2020 | 43

12.RISKS AND UNCERTAINTIES (continued)

Environmental risks and hazards associated with operations in Turkey

We are, and will be, subject to environmental regulations in Turkey where we operate. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards and land reclamation. These regulations also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Production at Çöpler involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, we may then become subject to liability for cleanup work. While appropriate steps are being taken to prevent discharges of pollutants into the ground water and the environment, we may become subject to liability should these hazards occur.

Rights of joint venture and strategic partners

We have joint venture arrangements in respect of certain of our properties, including our properties in Turkey. Although we expect relations with our joint venture and strategic partners to remain positive, contractual or other disputes may arise that may have a material adverse effect on our financial condition or our ability to develop and operate its assets. Furthermore, we have inherently less control when we are not the operator of a project subject to a joint venture agreement. In such instances, the contractual terms of the agreement may limit our ability to influence the operation of the project.

We own an 80% interest in Çöpler operated by Anagold, and the remaining 20% is owned by Lidya Mining. The management rights held by Lidya Mining as a result of its 20% interest in Anagold may result in delays or disputes between us and Lidya Mining in respect of the operation of Çöpler.

13.NON-GAAP FINANCIAL MEASURES

We have included certain non-GAAP performance measures throughout this document. These performance measures are employed by us to measure our operating and economic performance internally and to assist in decision-making, as well as to provide key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP measures should be read in conjunction with our condensed consolidated interim financial statements.
Non-GAAP Measure - Cash Costs Per Ounce Sold
We use cash costs per ounce of precious metals sold, a non-GAAP financial measure, to monitor our operating performance internally, including operating cash costs. We believe this measure provides investors and analysts with useful information about our underlying cash costs of operations and the impact of by-product credits on our cost structure. We also believe it is a relevant metric used to understand our operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of precious metal, we include the by-product credits as we consider the cost to produce the gold or silver is reduced as a result of the by-product sales incidental to the gold and silver production process, thereby allowing our management and other stakeholders to assess the net costs of gold and silver production. In calculating cash costs per ounce, we also exclude the impact of specific items that are significant, but not reflective of our underlying operations, including the impact of revaluing inventories to fair value in connection with business combinations. When deriving the number of ounces of precious metal sold, we consider the physical ounces available for sale after the treatment and refining process, commonly referred to as payable metal, as this is what is sold to third parties. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes.

SSR Mining Inc.	MD&A Q3 2020 | 44

The following tables provide a reconciliation of cash costs per ounce sold to the condensed consolidated interim financial statements:

	For the three months ended September 30, 2020
	Çöpler (1)	Marigold	Seabee	Puna (4)	Total
Production costs	$40,670	$46,387	$10,677	$13,112	$110,846
By-product credits	$—	$(12)	$(12)	$(4,401)	$(4,425)
Treatment and refining charges	$—	$52	$32	$1,892	$1,976
PPA adjustment on inventory	$(23,670)	$—	$—	$—	$(23,670)
Cash costs	$17,000	$46,427	$10,697	$10,603	$84,727

Gold sold (oz)	27,895	51,670	19,900	—	99,465
Silver sold (oz)	—	—	—	1,136,403	1,136,403
Gold equivalent sold (oz) (2, 3)	27,895	51,670	19,900	15,847	115,312

Cash cost per gold ounce sold	$609	$899	$538	NA	NA
Cash cost per silver ounce sold	NA	NA	NA	$9.33	NA
Cash cost per gold equivalent ounce sold	$609	$899	$538	$669	$735

	For the three months ended September 30, 2019
	Marigold	Seabee	Puna (4)	Total
Production costs	$41,551	$10,426	$22,638	$74,615
By-product credits	$(25)	$(12)	$(4,178)	$(4,215)
Treatment and refining charges	$68	$(4)	$1,687	$1,751
Cash costs	$41,594	$10,410	$20,147	$72,151

Gold sold (oz)	50,617	27,928	—	78,545
Silver sold (oz)	—	—	1,416,487	1,416,487
Gold equivalent sold (oz) (2, 3)	50,617	27,928	16,567	95,112

Cash cost per gold ounce sold	$822	$373	NA	NA
Cash cost per silver ounce sold	NA	NA	$14.22	NA
Cash cost per gold equivalent ounce sold	$822	$373	$1,216	$759

SSR Mining Inc.	MD&A Q3 2020 | 45

	For the nine months ended September 30, 2020
	Çöpler (1)	Marigold	Seabee	Puna (4)	Total
Production costs	$40,670	$134,181	$25,725	$48,495	$249,071
By-product credits	$—	$(31)	$(20)	$(11,185)	$(11,236)
Treatment and refining charges	$—	$122	$71	$4,585	$4,778
PPA adjustment on inventory	$(23,670)	$—	$—	$—	$(23,670)
Cash costs	$17,000	$134,272	$25,776	$41,895	$218,943

Gold sold (oz)	27,895	156,020	47,600	—	231,515
Silver sold (oz)	—	—	—	3,455,193	3,455,193
Gold equivalent sold (oz) (2, 3)	27,895	156,020	47,600	39,800	271,315

Cash cost per gold ounce sold	$609	$861	$542	NA	NA
Cash cost per silver ounce sold	NA	NA	NA	$12.13	NA
Cash cost per gold equivalent ounce sold	$609	$861	$542	$1,053	$807

	For the nine months ended September 30, 2019
	Marigold	Seabee	Puna (4)	Total
Production costs	$136,310	$36,187	$68,134	$240,631
By-product credits	$(52)	$(26)	$(22,600)	$(22,678)
Treatment and refining charges	$197	$81	$7,283	$7,561
Cash costs	$136,455	$36,242	$52,817	$225,514

Gold sold (oz)	165,769	80,177	—	245,946
Silver sold (oz)	—	—	4,737,831	4,737,831
Gold equivalent sold (oz) (2, 3)	165,769	80,177	54,640	300,586

Cash cost per gold ounce sold	$823	$452	NA	NA
Cash cost per silver ounce sold	NA	NA	$11.15	NA
Cash cost per gold equivalent ounce sold	$823	$452	$967	$750

(1)The data presented in this column is for the period from September 16, 2020 to September 30, 2020, the period for which we were entitled to all economic benefits of Çöpler following our acquisition of Alacer.
(2)Gold equivalent ounces have been established using realized metal prices per ounce of precious metal sold in the period and applied to the recovered metal content of the gold and silver sold by Çöpler, Marigold, Seabee and Puna. We have not included lead and zinc as they are considered a by-product.
(3)Gold equivalent ounces sold may not re-calculate based on amounts presented in this table due to rounding.
(4)Puna cash costs per silver ounce sold include a write-down of metal inventories to net realizable value of nil and $8.6 million for the three and nine months ended September 30, 2020, respectively (three and nine months ended September 30, 2019 - $1.8 million and $2.4 million, respectively).

Non-GAAP Measure - AISC Per Ounce Sold

AISC includes total production costs incurred at our mining operations, which forms the basis of our by-product cash costs. Additionally, we include sustaining capital expenditures, sustaining mine-site exploration and evaluation costs, reclamation cost accretion and amortization and general and administrative expenses. This measure seeks to reflect the ongoing cost of gold and silver production from current operations; therefore, expansionary capital and non-sustaining expenditures are excluded. Certain other cash expenditures, including tax payments and financing costs are also excluded. We believe that this measure represents the total costs of producing gold from current operations and provides us and other stakeholders with additional information about our operating performance and ability to generate cash flows. It allows us to assess our ability to support capital expenditures and to sustain future production from the generation of operating cash flows.

SSR Mining Inc.	MD&A Q3 2020 | 46

As described above, AISC includes total production costs incurred at our mining operations, which forms the basis of our cash costs and which are reconciled to reported production costs in the tables above.

The following tables provide a reconciliation of total AISC per ounce to our condensed consolidated interim financial statements:

	For the three months ended September 30, 2020
	Çöpler (1)	Marigold	Seabee	Puna	Corporate	Total
Cash costs	$17,000	$46,427	$10,697	$10,603	$—	$84,727
Sustaining capital expenditures	$3,169	$16,133	$8,921	$1,592	$—	$29,815
Sustaining exploration and evaluation expense	$312	$1,086	$—	$39	$—	$1,437
Reclamation cost accretion and amortization	$86	$664	$38	$580	$—	$1,368
General and administrative expense (recovery)	$—	$(104)	$(4)	$(17)	$1,965	$1,840
Total AISC	$20,567	$64,206	$19,652	$12,797	$1,965	$119,187

Gold sold (oz)	27,895	51,670	19,900	—	—	99,465
Silver sold (oz)	—	—	—	1,136,403	—	1,136,403
Gold equivalent sold (oz) (2, 3)	27,895	51,670	19,900	15,847	—	115,312

AISC per gold ounce sold	$737	$1,243	$988	NA	NA	NA
AISC per silver ounce sold	NA	NA	NA	$11.26	NA	NA
AISC per gold equivalent ounce sold	$737	$1,243	$988	$808	NA	$1,034

	For the three months ended September 30, 2019
	Marigold	Seabee	Puna	Corporate	Total
Cash costs	$41,594	$10,410	$20,147	$—	$72,151
Sustaining capital expenditures	$12,527	$8,758	$3,224	$—	$24,509
Sustaining exploration and evaluation expense	$1,336	$768	$229	$—	$2,333
Reclamation cost accretion and amortization	$409	$34	$994	$—	$1,437
General and administrative expense (recovery)	$—	$—	$—	$7,602	$7,602
Total AISC	$55,866	$19,970	$24,594	$7,602	$108,032

Gold sold (oz)	50,617	27,928	—	—	78,545
Silver sold (oz)	—	—	1,416,487	—	1,416,487
Gold equivalent sold (oz) (2, 3)	50,617	27,928	16,567	—	95,112

AISC per gold ounce sold	$1,104	$715	NA	NA	NA
AISC per silver ounce sold	NA	NA	$17.36	NA	NA
AISC per gold equivalent ounce sold	$1,104	$715	$1,485	NA	$1,136

SSR Mining Inc.	MD&A Q3 2020 | 47

	For the nine months ended September 30, 2020
	Çöpler (1)	Marigold	Seabee	Puna	Corporate	Total
Cash costs	$17,000	$134,272	$25,776	$41,895	$—	$218,943
Sustaining capital expenditures	$3,169	$63,041	$23,266	$7,645	$—	$97,121
Sustaining exploration and evaluation expense	$312	$3,318	$—	$193	$—	$3,823
Reclamation cost accretion and amortization	$86	$1,371	$105	$1,854	$—	$3,416
General and administrative expense (recovery)	$—	$359	$112	$341	$16,282	$17,094
Total AISC	$20,567	$202,361	$49,259	$51,928	$16,282	$340,397

Gold sold (oz)	27,895	156,020	47,600	—	—	231,515
Silver sold (oz)	—	—	—	3,455,193	—	3,455,193
Gold equivalent sold (oz) (2, 3)	27,895	156,020	47,600	39,800	—	271,315

AISC per gold ounce sold	$737	$1,297	$1,035	NA	NA	NA
AISC per silver ounce sold	NA	NA	NA	$15.03	NA	NA
AISC per gold equivalent ounce sold	$737	$1,297	$1,035	$1,305	NA	$1,255

	For the nine months ended September 30, 2019
	Marigold	Seabee	Puna	Corporate	Total
Cash costs	$136,455	$36,242	$52,817	$—	$225,514
Sustaining capital expenditures	$25,782	$27,612	$18,389	$—	$71,783
Sustaining exploration and evaluation expense	$2,926	$2,624	$295	$—	$5,845
Reclamation cost accretion and amortization	$1,106	$102	$2,189	$—	$3,397
General and administrative expense (recovery)	$—	$—	$—	$20,687	$20,687
Total AISC	$166,269	$66,580	$73,690	$20,687	$327,226

Gold sold (oz)	165,769	80,177	—	—	245,946
Silver sold (oz)	—	—	4,737,831	—	4,737,831
Gold equivalent sold (oz) (2, 3)	165,769	80,177	54,640	—	300,586

AISC per gold ounce sold	$1,003	$830	NA	NA	NA
AISC per silver ounce sold	NA	NA	$15.55	NA	NA
AISC per gold equivalent ounce sold	$1,003	$830	$1,349	NA	$1,089

(1)The data presented in this column is for the period from September 16, 2020 to September 30, 2020, the period for which we were entitled to all economic benefits of Çöpler following our acquisition of Alacer.
(2)Gold equivalent ounces have been established using realized metal prices per ounce of precious metal sold in the period and applied to the recovered metal content of the gold and silver sold by Çöpler, Marigold, Seabee and Puna. We have not included lead and zinc as they are considered a by-product.
(3)Gold equivalent ounces sold may not re-calculate based on amounts presented in this table due to rounding.

SSR Mining Inc.	MD&A Q3 2020 | 48

Non-GAAP Measure - Adjusted Attributable Net Income

Adjusted attributable net income and adjusted attributable net income per share are used by management and investors to measure our underlying operating performance. Adjusted attributable net income is defined as net income adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of our underlying operations, including the impact of revaluing inventories to fair value in connection with business combinations; impairment adjustments and reversals; foreign exchange gains (losses), including those related to deferred tax balances; transaction and integration expenses; changes in tax rates and other non-recurring items.

In prior periods, adjusted attributable net income was also adjusted to exclude non-cash finance expense, net of non-cash finance income and any write-downs of inventories to net realizable value. These items are no longer excluded as they are considered to occur from time to time in the normal course of operations. In addition, in prior periods, adjustments to net income were not individually tax-effected. Our calculation of adjusted attributable net income now tax effects each adjusting item within the "income tax impact related to above adjustments" line item. The calculations of adjusted attributable net income and adjusted attributable net income per share for prior periods have been conformed with the presentation in the current period.

The following table provides a reconciliation of adjusted attributable net income to our condensed consolidated interim financial statements:

(in thousands of USD, unless otherwise noted)	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Net income attributable to equity holders of SSR Mining	$26,754	$20,741	$44,454	$37,836
Adjustments:
PPA adjustment on inventory	18,936	—	18,936	—
COVID-19 related costs (1)	7,871	—	29,627	—
Foreign exchange loss	1,660	1,134	803	726
Transaction and integration expenses	15,674	—	18,479	—
Loss on redemption of convertible notes	—	—	—	5,423
Gain on sale of marketable securities	(4,565)	—	(6,207)	—
Income tax impact related to above adjustments	(8,934)	699	(15,604)	(1,594)
Foreign exchange loss on deferred tax balances	12,038	14,300	18,525	19,467
Inflationary impacts on tax balances	$(1,593)	$(1,096)	$(4,225)	$(6,797)
Adjusted net income attributable to equity holders of SSR Mining	$67,841	$35,778	$104,788	$55,061

Weighted average shares outstanding ('000s)	137,961	121,742	128,190	121,337
Adjusted basic attributable income per share to equity holders of SSR Mining	$0.49	$0.29	$0.82	$0.45

(1) COVID-19 related costs include direct, incremental costs associated with COVID-19 at all operations and care and maintenance costs incurred during the temporary suspensions at Seabee and Puna due to COVID-19.

SSR Mining Inc.	MD&A Q3 2020 | 49

Non-GAAP Measure - Free Cash Flow

We use free cash flow, a non-GAAP financial measure, to supplement information in our consolidated financial statements. We believe that in addition to conventional measures prepared in accordance with IFRS, we and certain investors and analysts use this information to evaluate our ability to generate cash flow after capital investments and build our cash resources. We calculate free cash flow by deducting cash capital spending from cash generated by operating activities.

Free cash flow is reconciled to the amounts included in the condensed consolidated interim statements of cash flows as follows:

(in thousands of USD, unless otherwise noted)	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Cash generated by operating activities	$44,099	$54,780	$131,232	$93,927
Expenditures on mineral properties, plant and equipment	(27,873)	(27,266)	(108,965)	(110,739)
Free cash flow	$16,226	$27,514	$22,267	$(16,812)

Non-GAAP Measure - Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") and Adjusted EBITDA

EBITDA represents net income before interest, taxes, depreciation, and amortization. EBITDA is an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA represents net income before interest, taxes, depreciation, and amortization, adjusted to exclude the impact of specific items that are significant, but not reflective of our underlying operations, including the impact of revaluing inventories to fair value in connection with business combinations; impairment adjustments and reversals; foreign exchange gains (losses); transaction and integration expenses; unrealized gains (losses) on derivatives; and other non-recurring items.

The following is a reconciliation of EBITDA and adjusted EBITDA to the condensed consolidated interim financial statements:

(in thousands of USD, unless otherwise noted)	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Net income	$25,113	$18,132	$42,813	$36,278
Depletion and depreciation	31,586	21,773	71,687	76,926
Interest and other finance income	(2,574)	(3,994)	(5,909)	(10,241)
Interest expense and other finance costs	7,200	8,214	19,210	24,053
Income tax expense	24,079	14,849	27,805	18,703
EBITDA	$85,404	$58,974	$155,606	$145,719
PPA adjustment on inventory	23,670	—	23,670	—
COVID-19 related costs (1)	7,871	—	29,627	—
Foreign exchange loss	1,660	1,134	803	726
Transaction and integration expenses	15,674	—	18,479	—
Loss on redemption of convertible notes	—	—	—	5,423
Gain on sale of marketable securities	(4,565)	—	(6,207)	—
Adjusted EBITDA	$129,714	$60,108	$221,978	$151,868

(1) COVID-19 related costs include direct, incremental costs associated with COVID-19 at all operations and care and maintenance costs incurred during the temporary suspensions at Seabee and Puna due to COVID-19.

SSR Mining Inc.	MD&A Q3 2020 | 50

Non-GAAP Measure - Consolidated Cash

We use consolidated cash, a non-GAAP financial measure, to supplement information in our consolidated financial statements. Consolidated cash does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. We believe consolidated cash provides useful information to investors as it shows our underlying cash position on a consolidated basis, especially as it is compared on a relative basis to our debt position. We calculate consolidated cash as cash and cash equivalents plus restricted cash, which is shown as a non-current asset in our consolidated statement of financial position, and attributable cash held by joint ventures accounted for using the equity method.

The quantitative reconciliation from cash and cash equivalents as shown in our consolidated statement of financial position to the non-GAAP measure of consolidated cash is shown in the table below:

(in thousands of USD, unless otherwise noted)	September 30, 2020	December 31, 2019
Cash and cash equivalents	$733,571	$503,647
Add: Restricted cash	35,284	2,339
Add: Attributable cash held by joint ventures accounted for using the equity method	3,924	—
Consolidated Cash	$772,779	$505,986

14.CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

Our condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Our condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2019.

Except as described below, the accounting policies applied in the preparation of our condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2019.

Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within 12 months of the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Acquisition-related costs are expensed as incurred. The results of businesses acquired during the period are included in the condensed consolidated financial statements from the date of acquisition.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair value of the assets and liabilities transferred. When the cost of the acquisition exceeds the fair value of the identifiable net assets acquired, the difference is recognized as goodwill.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by us and are presented in the equity section of the condensed consolidated statement of financial position.

SSR Mining Inc.	MD&A Q3 2020 | 51

14.CRITICAL ACCOUNTING POLICIES AND ESTIMATES (continued)

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the condensed consolidated interim financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Except as described below, the critical judgments and key sources of estimation uncertainty that have the most significant effect in the preparation of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 are consistent with those disclosed in Note 3 of our consolidated financial statements for the year ended December 31, 2019.

(a)Acquisitions

IFRS 3, Business Combinations ("IFRS 3"), requires that for each business combination, one of the combining entities should be identified as the acquirer. This assessment focuses on which entity obtains control of another entity. When the acquirer is not clearly indicated, supplementary factors such as which entity transfers cash or other assets or incurs liabilities; which entity issues its equity interests, and the relative size of the entities are considered. By virtue of the Company issuing equity instruments and relative voting rights of SSR Mining shareholders, including significant minority shareholders post-merger, among other factors, SSR Mining has been identified as the acquirer and as such, the Alacer Transaction has been accounted for using the acquisition method of accounting in accordance with IFRS 3.

(b) Fair value of assets acquired and liabilities assumed

Accounting for acquisitions requires estimates with respect to the fair value of the assets acquired and liabilities assumed. Such estimates require valuation methods, including discounted cash flows, depreciated replacement costs and other methods. The models used in these valuation methods use estimates and assumptions with respect to future production levels, operating, capital and closure costs in life of mine ("LOM") plans, the mineralization in stockpiles, future metal prices, replacement costs, foreign exchange rates, value of reserves outside LOM plans in relation to the assumptions related to comparable entities, the market values per ounce and per pound, discount rates and other assumptions. Changes in these assumptions prior to the finalization of the purchase price allocation ("PPA") may change the value assigned to the acquired assets, assumed liabilities and goodwill, if any.

15.INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Beginning in March 2020, all of our corporate office staff and many site administrative personnel began working from home in response to the COVID-19 pandemic. This change required certain processes and controls that were previously performed or documented manually to be completed and retained in electronic form.
In conjunction with the acquisition of Alacer on September 16, 2020, we now have two corporate offices, one in Denver, Colorado and one in Vancouver, British Columbia, as well as new regional management in Turkey. In addition, we have a new management team, led by Rod Antal as President & CEO and Michael Anglin as Chair of the Board of Directors. The newly-constituted Board of Directors is comprised of five directors from each of the previous SSR Mining and Alacer boards of directors for a total of ten directors, including the CEO.
Following an evaluation by management, during the nine months ended September 30, 2020, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SSR Mining Inc.	MD&A Q3 2020 | 52

16.CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: forecasts; outlook; the expected timing for re-issuing our operating and capital guidance future production of gold, silver and other metals; timing of production; our intention to return excess attributable free cash flow to shareholders; the timing and implementation of the dividend policy; the granting of any Supplemental Dividends or the implementation of any share buyback program of other supplements to the Base Dividend; statements regarding plans or expectations for the declaration of future dividends and the amount thereof; future free cash flow generation and strengthening balance sheet; future cash costs and AISC per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; our ability to discover new areas of mineralization, to add Mineral Reserves, including establishing a new Mineral Reserves estimate at Gap HW at Seabee by year-end, and to define additional Mineral Resources, including the discovery of additional Mineral Resources at Trenton Canyon, Valmy, East Basalt, and Crossfire; the continued construction of our new leach pad at Marigold, including the expected completion and timing thereof; the timing and extent of capital investment at our operations; the timing and extent of capitalized stripping at our operations; the timing of production and production levels and our expected drill programs at each of Marigold, Seabee and Puna, including the estimated mine life at each of these operations; production for the second half of the year being weighted towards the fourth quarter due to both Seabee and Puna ramping up operations following COVID-19 shutdowns, stacking of higher-grade ounces later in the year at Marigold and higher processed grades during the fourth quarter at Çöpler; free cash flow generation being heavily weighted to the fourth quarter due to the timing of certain expenditures; the results of the 2020 Çöpler technical report, including the timing and preliminary capital estimate for the proposed floatation circuit, the impact of the proposed flotation circuit on total sulfide plant throughput and gold production and the results of production and exploration generally; the impact of the COVID-19 outbreak on our business and financial condition, including the ability to continue operations at Seabee and Puna based on the implementation of our phased restart plans; the timing, focus and results of our exploration and development programs, including our ability to achieve certain exploration objectives at Marigold and Seabee and our ability to fast track the extension at Çöpler; Çöpler and Marigold continuing to operate with limited impact from COVID-19, including exploration activities continuing as planned; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in commodity prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by us; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us and the timing thereof; and our plans and expectations for our properties and operations.

SSR Mining Inc.	MD&A Q3 2020 | 53

16.CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES (continued)

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: the risk that we are unable to implement the dividend policy, or that dividend payments thereunder are reduced, suspended or cancelled; uncertainty of production, development and exploration plans and cost estimates for Çöpler, Marigold, Seabee and Puna and our projects, including as a result of the COVID-19 pandemic; the continued development and resumption of operations at Seabee and Puna; disruptions to our supply chain, customers and workforce due to the COVID-19 outbreak; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects our operations or liquidity position; the ability to successfully integrate the acquisition of Alacer; transaction, integration and severance payments in connection with the transaction, including the risk of unanticipated liabilities, unanticipated costs and the loss of key employees; our ability to replace Mineral Reserves; metal price, commodity price (including oil price) and exchange rate fluctuations; royalty expenses; political or economic instability and unexpected regulatory changes; changes in global or regional consumption, including changes in the supply or demand for precious metals and the availability and costs of metal substitutes; speculative activities; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrates and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for mining, processing and further exploration and development programs and opportunities and for the satisfaction of payment obligations relating to our projects; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failing to obtain, maintain or renew governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, taxation laws and royalty rates, which may be subject to change, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations and the risk of non-compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna, and dependence on key personnel and executives; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of VAT and significant delays in the VAT collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; complying with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change and adverse weather conditions; the ability to fully realize the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; credit risk, liquidity risk, interest rate risk, inflation rate risk and foreign currency risk; risks associated with hedging; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to select appropriate acquisition candidates, negotiate acceptable arrangements and complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence; increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; an event of default under our 2019 Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility and the Term Loan; epidemics, pandemics or other public health crises could adversely affect our business; information systems security threats; the ability to fully realize our interest in deferred consideration received in connection with divestitures; conflicts of interest that could arise from certain of our directors' and/or officers' involvement with other natural resource companies; uninsured risks; other risks related to our common shares; our ability to make decisions on or otherwise influence our projects that are the subject of joint ventures or are operated in conjunction with strategic partners, including the risk of delays or disputes between SSR Mining and Lidya Mining and/or Anagold; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

SSR Mining Inc.	MD&A Q3 2020 | 54

16.CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES (continued)

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it.

Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months, our ability to continue operating at Çöpler and Marigold, our ability to resume operations at Seabee and Puna, there being no cases of COVID-19 in our workforce or any requirement for employees to self-isolate to the extent that such cases of COVID-19 impact our operations, the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak, long-term effects of the COVID-19 outbreak not having a material adverse impact on our operations or liquidity position, including no further temporary suspensions of operations or care and maintenance costs; the successful integration of the acquisition of Alacer; dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding Çöpler, Marigold, Seabee and Puna, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets other than as set out herein (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.

Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Qualified Persons

The scientific and technical information contained in this MD&A relating to Çöpler has been reviewed and approved by Robert L. Clifford and Dr. Cengiz Y. Demirci, each of whom is a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Clifford is our Director, Open Pit Mine Planning and Dr. Demirci is our Vice President, Exploration. The scientific and technical information contained in this MD&A relating to Marigold has been reviewed and approved by Greg Gibson, P.E., and James N. Carver, each of whom is a SME Registered Member and a qualified person under NI 43-101. Mr. Gibson is our General Manager and Mr. Carver is our Exploration Manager at Marigold. The scientific and technical information contained in this MD&A relating to Seabee has been reviewed and approved by Samuel Mah, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Mah is our Director, Underground Mine Planning, and Mr. Kulas is our Manager Geology, Mining Operations at Seabee. The scientific and technical information contained in this MD&A relating to Puna has been reviewed and approved by Robert Gill, P.Eng. and F. Carl Edmunds, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Gill is our General Manager at Puna and Mr. Edmunds is our employee.

SSR Mining Inc.	MD&A Q3 2020 | 55

16.CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES (continued)

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

SSR Mining Inc.	MD&A Q3 2020 | 56